

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2024**

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from [ ] to [ ]**

**Commission file number 001-38640**

# AudioEye, Inc.

(Exact name of registrant as specified in its charter)

| | | |
|---|---|---|
| **Delaware** | | **20-2939845** |
| (State or other jurisdiction of incorporation or organization) | | (I.R.S. Employer Identification No.) |
| **5210 E. Williams Circle, Suite 750, Tucson, Arizona** | **85711** | **(866) 331-5324** |
| (Address of principal executive offices) | (Zip Code) | (Registrant's telephone number, Including area code) |

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Trading Symbol(s) | Name of Each Exchange on Which Registered |
|---|---|---|
| Common Stock, par value $0.00001 per share | AEYE | The Nasdaq Capital Market |

Securities registered pursuant to Section 12(g) of the Act:
**None**
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b–2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☒ |
| Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant's most recently completed second quarter ended as of June 30, 2024 was $124,254,000.

As of February 28, 2025, 12,412,544 shares of the registrant's common stock were issued and outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of its fiscal year ended December 31, 2024 are incorporated by reference in Part III of this annual report on Form 10-K.

# TABLE OF CONTENTS

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In some cases, you may be able to identify forward-looking statements by terms such as "may," "should," "will," "forecasts," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," "potential" or "continue," the negative of these terms and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements relate to our future plans, objectives, expectations, intentions and financial performance and the assumptions that underlie these statements, and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions and speak only as of the date on which they are made.

Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed in "Part I, Item 1A. Risk Factors" contained in this Annual Report. Risk factors that could cause actual results to differ from those contained in the forward-looking statements include but are not limited to risks related to:

- the uncertain market acceptance of our existing and future products;

- our need for, and the availability of, additional capital in the future to fund our operations and the development of new products;

- the success, timing and financial consequences of new strategic relationships, acquisitions or licensing agreements we may enter into;

- rapid changes in Internet-based applications that may affect the utility and commercial viability of our products;

- the timing and magnitude of expenditures we may incur in connection with our ongoing product development activities;

- judicial applications of accessibility laws to the internet;

- the level of competition from our existing competitors and from new competitors in our marketplace; and

- the regulatory environment for our products and services.

Readers of this report are cautioned not to rely on these forward-looking statements, since there can be no assurance that these forward-looking statements will prove to be accurate. Forward-looking statements speak only as of the date they are made, and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. This cautionary note is applicable to all forward-looking statements contained in this report.

*As used in this annual report, the terms "we," "us," "our," "AudioEye," the "Company" and similar references refer to AudioEye, Inc. and its wholly-owned subsidiary, ADA Site Compliance, LLC.*

## PART I

### Item 1. Business

### Overview

AudioEye is an industry-leading digital accessibility platform delivering website accessibility compliance at all price points to businesses of all sizes. Our solutions advance accessibility with patented technology that reduces barriers, expands access for individuals with disabilities, and enhances the user experience for a broader audience. We believe that, when implemented, our solution offers businesses and organizations the opportunity to reach more customers, improve brand image, build additional brand loyalty, and, most importantly, provide an accessible and usable web experience to the expansive and ever-growing global population of individuals with disabilities.

AudioEye primarily generates revenue through the sale of subscriptions for our software-as-a-service ("SaaS") accessibility solutions. Our solutions are backed by machine-learning/AI-driven technology that finds and fixes common accessibility errors. Our core and supplemental solutions are designed to help websites and applications achieve and sustain substantial conformance with AudioEye's interpretation of the Web Content Accessibility Guidelines ("WCAG") which are web accessibility standards published by the Web Accessibility Initiative of the World Wide Web Consortium, the main international standards organization for the internet. Our solutions help mitigate a customer's risk of costly digital accessibility-related legal action. AudioEye customers may purchase solutions directly through the AudioEye Marketplace, through a platform partner or an agency, such as Duda, that integrates our solutions into their marketplace, through a vertical Content Management System ("CMS") partner, through an authorized reseller, or by working directly with the AudioEye sales team.

AudioEye stands out among its competitors because it offers automated and human assisted technological fixes and continuous monitoring of accessibility issues without fundamental changes to the website architecture. We recognize that automation alone cannot fix all accessibility issues, which is why we also offer certified accessibility experts, who can provide human assisted technological testing and custom fixes. Our solution is trusted by some of the largest and most influential companies in the world, including Samsung, Landry's, Calvin Klein and others. Government agencies, such as the Federal Communications Commission, use our software with their digital platforms. We also work with government agencies at the state and local level.

### Industry Background

If not coded properly, a website or application may not offer full access to content or functionality for individuals with disabilities, including users of assistive technology ("AT"), such as a screen reader. As a result, those sites may exclude potential users and customers. As discussed in more detail below, these sites also may not comply with U.S. and foreign laws requiring accessibility and digital inclusion, such as Title III of the Americans with Disabilities Act, Section 508 of the Rehabilitation Act, and California's Unruh Civil Rights Act.

Traditional solutions addressing web accessibility may be costly and difficult to implement. Historically, the process for achieving compliance has been driven by costly consulting services and has not fully utilized emerging technologies to reduce the compliance cost burden or keep up with the fast pace of new content creation. At the same time, web accessibility efforts have generally focused on a limited number of disability use cases, leaving many users' accessibility needs for digital inclusion unaddressed. Businesses may have been reluctant to invest further in web accessibility solutions due to a perceived lack of return on the significant investment required to design and implement a thorough and usable compliance solution.

Other solutions have been developed to help users access websites, but these often require the installation of a plug-in or software on the user's computer. Similarly, some are tailored to either single or a limited number of use cases and lack a holistic approach for addressing compliance and accessibility. Further, some companies focus on automation alone, whereas our solutions take a comprehensive approach involving both technology and experts.

### AudioEye Solutions

At its core, AudioEye's offering provides ongoing testing, automated fixes, and 24/7 monitoring that continually improves conformance with WCAG. This in turn helps businesses and organizations comply with WCAG standards as well as applicable U.S. and foreign accessibility laws. Our technology is capable of immediately identifying and fixing most of the common accessibility errors and addresses a wide range of disabilities including dyslexia, color blindness, epilepsy and more. AudioEye also offers additional solutions to provide for enhanced compliance and accessibility, including periodic auditing, custom fixes by experts, and legal support services. Our solutions may be purchased through a subscription service on a month-to-month basis or with one or multi-year terms. We also offer PDF remediation services and mobile application and audit reporting services to help our customers with their digital accessibility needs.

### *AudioEye Customers*

Our current and potential customer base includes a very broad range of private and public sector customers, including:

- Small- and medium-sized businesses;

- Corporate enterprises;

- Non-profit organizations;

- Federal government agencies, whose electronic and information technology must be accessible to people with disabilities, including employees and members of the public, pursuant to Section 508 of the Rehabilitation Act of 1973; and

- Federal, state, and local governments and agencies, which often have laws and regulations that require accessibility for people with disabilities.

### *AudioEye Channels / Go-to-market:*

We manage customers through two primary channels, Enterprise and Partner and Marketplace. Enterprise channel consists of our larger customers and organizations, including those with non-platform custom websites, who generally engage directly with AudioEye sales personnel for custom pricing and solutions. This channel also includes federal, state, and local government agencies. The Partner and Marketplace channel consists of our CMS partners, platform & agency partners, authorized resellers and the Marketplace. This channel serves small and medium sized businesses that are on a partner or reseller's web-hosting platform or that purchase an AudioEye solution from our Marketplace.

We had one major customer (including the customer's affiliates reflecting multiple contracts and a partnership with the Company) which accounted for approximately 15% and 17% of our revenue in the years ended December 31, 2024 and 2023, respectively.

Our typical market sectors include, but are not limited to:

- Finance and banking institutions;

- Travel and hospitality companies;

- Public and private transportation companies;

- Retail and ecommerce companies;

- Educational institutions;

- Food services companies; and

- SaaS service or solution providers.

**Intellectual Property**

Our intellectual property is primarily comprised of copyrights, trademarks, trade secrets, issued patents and pending patent applications. We have a patent portfolio comprised of twenty-four (24) issued patents in the United States and three (3) pending US patent applications. The commercial value of these patents is unknown.

We plan to continue to invest in research and development and expand our portfolio of proprietary intellectual property.

**Competition**

Most of our competition falls within the following categories:

- There are a small number of web accessibility audit and tracking platform providers that purport to analyze websites for accessibility concerns. While these providers may sometimes identify issues, they typically do not provide fixes or specific recommendations.

- Currently, other technology providers attempt to apply compliance remediation strictly through automation technology and accessibility toolbars.

- There are a substantial number of consulting service providers offering website and application accessibility. Each generally provides an analysis of the various compliance issues associated with its clients' websites. They ultimately provide resources and assistance in applying fixes and changes at the source.

*Competitive Strengths*

Our management believes the following competitive strengths will enable our success in the accessibility marketplace:

- Unique patented technology. AudioEye builds all its products with the primary goal of enhancing the user experience regardless of the end-user's ability. AudioEye is a marketplace technology leader providing a comprehensive accessibility solution that addresses every aspect of accessibility.

- AudioEye's software automatically removes digital access barriers every day and automatically tests for more WCAG criteria than any competitor. AudioEye's Issue Reporting dashboard allows non-technical users to easily understand accessibility issues on their websites and the impact these issues have on site visitor experiences.

- Broad price points and offerings. With a free 14-day trial for our base offering, AudioEye allows website owners to test our solution before choosing their preferred option. Our offerings range from low-cost to standard plans, to our customized, enterprise-wide solutions.

- Unique combination of advanced technology and expert-driven services. Our management believes that AudioEye addresses the problem of web accessibility holistically and provides a combination of leading-edge technology and high-quality specialized expertise, both offered as subscription services. Our solutions are designed to provide our customers with reliable and sustainable website accessibility compliance solutions; which lead to cost-savings and reduced time-to-market. We believe that the AudioEye solution allows our customers to focus not only on achieving compliance, but also helping maintain compliance and building inclusive digital experiences for their users throughout the life of the subscription.

- We offer greater transparency in marketing our offerings. We believe there is no fully automated solution on the market that can provide 100% compliance. Our offerings provide automated fixes with additional human assisted technologically driven enhancements. We think that as the industry develops, opaque products with unsubstantiated claims will ultimately fail.

- Highly experienced inventors, technologists, and product development team. Our team comprises experienced software and SaaS developers and technologists.

**Legal and Regulatory Framework**

Many courts and the U.S. Department of Justice ("DOJ") hold that Titles II and III of the Americans with Disabilities Act ("ADA"), together with Sections 504 and 508 of the Rehabilitation Act of 1973, require public and private websites and mobile applications to be accessible to people with disabilities. On April 24, 2024, the DOJ finalized regulations under Title II of ADA, mandating that state and local government websites and mobile applications adhere to the WCAG 2.1 Level AA standards. On May 9, 2024, the U.S. Department of Health and Human Services ("HHS") published a rule to add, among other things, specific requirements about web and mobile application accessibility under Section 504 of the Rehabilitation Act that would apply to recipients of Federal financial assistance.

Title III of the ADA governs private businesses and prohibits discrimination on the basis of disability in the provision of services, programs, and activities by public accommodations. While the law governing website and mobile application accessibility is still developing, many courts have held that websites and mobile applications fall within Title III's scope. Some courts hold that Title III applies to all customer-facing websites and mobile applications, while others apply a "nexus" approach, which requires websites and mobile applications to comply with Title III if the website or mobile application is associated with a physical location. The U.S. Supreme Court has yet to articulate a unified approach, so some degree of uncertainty remains. Similarly, while the DOJ has taken the position that Title III applies to websites and mobile applications, the DOJ has not promulgated regulations laying out compliance standards for websites and mobile applications under Title III of the ADA. In the absence of clear guidance, litigants generally measure accessibility using the WCAG, which are promulgated by the World Wide Web Consortium.

This growing focus on website and mobile application accessibility is also reflected by other federal and state laws. The California Unruh Civil Right Act also prohibits discrimination on the basis of disability, and California Government code Section 11546.7 requires state agency directors to certify that their websites comply with the WCAG. In 2010, Congress enacted the 21st Century Communications and Video Accessibility Act in an effort to update telecommunications protections for people with disabilities. Furthermore, the Department of Transportation has issued rules interpreting and implementing the Air Carrier Access Act and setting forth website accessibility standards for air carriers. This focus on website accessibility is growing internationally as well, with over 100 countries having ratified the U.N. Convention on the Rights of Persons with Disabilities.

The European Accessibility Act (EAA) will take effect in June 2025, requiring digital products and services — including websites, e-commerce, and mobile apps — to meet accessibility standards across the European Union ("EU"). Certain businesses operating in the EU must ensure compliance or risk penalties.

Although the WCAG does not carry force of law, courts may order defendants to substantially comply with the WCAG as a remedy for accessibility violations. Settlements and consent decrees often generally require the same. We therefore design our products and services to help customer websites and mobile applications achieve and sustain substantial conformance with our interpretation of the informative guidance supplied through the WCAG, and we continue to improve and update our products and services as new guidance emerges.

Lawsuits alleging website or mobile application accessibility claims typically follow a similar pattern. Both private commercial businesses and governmental agencies are regularly targeted for alleged violations. With an increasing amount of business taking place remotely, ensuring compliance with the relevant accessibility statutes is becoming increasingly important.

**Employees**

AudioEye is comprised of highly talented, empathic, and effective individuals working to make the web more accessible.

AudioEye provides employees with the technology and resources required to have a high-quality remote work experience while remaining connected to teams in other locations. We expect to continue a hybrid of virtual and in-person work in the future.

As of December 31, 2024, we had 117 full-time employees. We use a variety of methods for recruiting, including in-house recruiting resources and employee referrals, and we believe our mission allows us to recruit and retain high-quality talent.

We utilize independent contractors to supplement our staff, as needed. None of our employees are represented by a labor union or subject to a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are positive.

## Corporate Information

AudioEye, Inc. was formed as a Delaware corporation on May 20, 2005. We file reports with the Securities and Exchange Commission ("SEC") and make available, free of charge, on or through our website at www.audioeye.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, the SEC maintains a website at www.sec.gov containing reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

## Item 1A. Risk Factors

Investing in our securities involves a variety of risks and uncertainties, known and unknown, including, among others, those discussed below. Each of the following risks should be carefully considered, together with all the other information included in this Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, our consolidated financial statements and the related notes and in our other filings with the SEC. Furthermore, additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. Our business, financial condition, operating results, cash flow and prospects could be materially and adversely affected by any of these risks or uncertainties.

## Risks Relating to Our Business and Industry

### *We have a history of generating significant losses and may not be able to achieve and sustain profitability.*

To date, we have not been profitable, and we may never achieve profitability on a full-year or consistent basis. We incurred net losses of $4,254,000 for the year ended December 31, 2024. As of December 31, 2024, we had an accumulated deficit of $95,746,000. If we continue to experience losses, we may not be able to continue our operations, and investors may lose their entire investment.

### *We continue to pursue business through a variety of channels. These channels may result in the use of a significant amount of our management resources and costs, and we cannot guarantee we will fully realize the expected benefits.*

We continue to pursue business through a variety of channels. Although we may devote significant resources and costs to the development of these sales channels, we may struggle to successfully identify the channel partners, or to successfully conclude transactions with the channel partners. Should we be unable to identify, conclude or maintain important channel partnerships, or if our partners are unable to meet our expectations, our business prospects and operations could be adversely affected as a result of the devotion of significant managerial effort and Company costs required. In addition, there can be no assurance that we would fully realize the potential benefit of the relationships. If we cannot do so, we may be unable to meet future revenue expectations.

### *Our future development will require additional capital, and we may be unable to obtain needed capital or financing on satisfactory terms, or at all, which would prevent us from fully developing our business and generating revenues.*

As of December 31, 2024, we had $5.7 million in cash. Our business plan will require additional capital expenditures, and our capital outlays could increase substantially over the next several years as we implement our business plan. As a result, we may need to raise additional capital through future private or public equity offerings, strategic alliances or debt financing. Our future capital requirements will depend on many factors, including, among others: market conditions, sales and marketing costs, mergers and acquisition activity, if any, costs of litigation in enforcing our intellectual property rights, and information technology development and acquisition costs. No assurance can be given that we can successfully raise additional equity or debt capital, or that such financing will be available to us on favorable terms, if at all.

***We have a $7.0 million loan due in November 2026 that includes certain financial and liquidity covenants. We cannot guarantee we will meet these covenants, obtain sufficient capital to repay the loan on a timely basis or obtain refinancing of the loan on satisfactory terms, or at all, all of which could have a material adverse effect on our business.***

On November 30, 2023, we entered into a Loan and Security Agreement (the "Loan Agreement") with SG Credit Partners, Inc. (the "Lender") pursuant to which we acquired a $7.0 million loan due in November 2026. Under the Loan Agreement, we provided the Lender a first priority security interest in all existing and future acquired assets owned by us. The Loan Agreement contains certain customary covenants that limit our ability to engage in certain transactions. In addition, we must maintain (i) minimum liquidity of $2.0 million, subject to a higher minimum liquidity requirement in order to make certain payments; and (ii) minimum monthly recurring revenue levels measured on a trailing three month average basis as of the last day of each calendar month. The minimum monthly recurring revenue levels commence at $2.3 million and increase for each month after the month ending November 30, 2024 to the greater of $2.3 million and 105% of Borrowers' monthly recurring revenue for the applicable month in the prior year. We cannot guarantee that we will always meet these covenants or that we can obtain sufficient capital to repay the loan on a timely basis, or obtain refinancing of the loan on satisfactory terms, or at all.

***Weakened global economic conditions including current and ongoing microeconomic uncertainty may adversely affect our industry, business and results of operations.***

Our overall performance depends in part on worldwide economic and geopolitical conditions. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. These economic conditions can arise suddenly, and the full impact of such conditions can remain uncertain. In addition, geopolitical developments can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Moreover, these conditions can affect the rate of IT spending and could adversely affect our customers' ability or willingness to purchase our software, delay prospective customers' purchasing decisions, reduce the value or duration of their subscription contracts, affect attrition rates, or decrease our ability to collect on accounts receivable, all of which could adversely affect our future sales and operating results.

***We have been party to litigation and may in the future be party to additional litigation, which could have a material adverse effect on our financial position or results of operations.***

We are subject to disputes and allegations related to our business operations. Because we are in a technology industry, these disputes may involve claims of intellectual property infringement or misappropriation. We have also been involved in securities law litigation in the past. These and other types of litigation can be very expensive, and we cannot assure you that our insurance policies will cover the costs. Because it is not possible to determine when and whether these disputes and allegations may arise or the ultimate disposition of such matters, the resolution of any such matters, should they arise, could have a material adverse effect on our financial position or results of operations.

***Market interest rates could remain high or continue to increase our interest costs on future debt and could adversely affect our stock price.***

If interest rates remain high or continue to increase, so could our interest costs for any new debt. Our $7.0 million term loan has an interest rate equal to 6.25% in excess of the base rate, which is defined as the greater of the prime rate and 7.00% per annum, payable in cash on a monthly basis. Consequently, our interest payment obligations are subject to fluctuations in market interest rates. This increased cost is outside of our control, and we can provide no assurance that we can refinance the indebtedness on favorable terms, or at all. We may also incur additional variable interest rate indebtedness in the future. Rising interest rates could limit our ability to refinance debt when it matures or cause us to pay higher interest rates upon refinancing and increased interest expense on refinanced indebtedness, assuming we can refinance the indebtedness.

***We may pursue new strategic opportunities, including acquisitions, which may result in the use of a significant amount of our management resources or significant costs, and we may not be able to consummate those opportunities or on beneficial terms.***

We have sought in the past, and are continuing to seek, strategic opportunities, which may include acquisitions, to help us pursue our business objectives. Although we may devote significant time and resources in pursuit of such transactions, we may struggle to successfully identify such opportunities, or to successfully conclude transactions. Should we be unable to identify or conclude important strategic transactions, our business prospects and operations could be adversely affected as a result of the devotion of significant managerial effort required, and the challenges of achieving our objectives in the absence of strategic opportunities. In addition, we may incur significant costs in connection with seeking acquisitions or other strategic opportunities regardless of whether the transaction is completed.

Even if we are able to consummate these opportunities, we may not be able to do so on terms that are beneficial to AudioEye. They may also impact our financial position and capital needs which, among other actions, could require us to raise additional capital, which could result in dilution to our stockholders or result in restrictions on our activities, and could cause substantial fluctuations in our results of operations.

***We may not be able to successfully integrate newly acquired businesses or other strategic relationships, such matters involve various risks, and we may not be able to fully realize the potential benefit of such opportunities.***

If we do locate and consummate important acquisitions or strategic relationships, we may not be able to integrate those opportunities or successfully realize their full benefit. There are inherent risks in integrating these opportunities, which may include:

- the assumption of liabilities of the acquired businesses that could be greater than anticipated;

- incurring significantly higher than anticipated capital expenditures and operating expenses following the acquisition;

- failing to integrate the operations, customers and personnel of the acquired company or business;

- the diversion of financial and management resources from existing operations;

- the potential loss of key employees or existing customers or adverse effects on existing business relationships with suppliers and customers;

- incorrect estimates made in the accounting for acquisitions, incurrence of non-recurring charges, and write-off of significant amounts of goodwill or other assets that could adversely affect our operating results;

- unforeseen risks and liabilities associated with businesses acquired, including any unknown vulnerabilities in acquired technology or compromises of acquired data; and

- failing to achieve the anticipated benefits of the acquisition.

Fully integrating an acquired company or business into our operations may take a significant amount of time. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to any acquisitions, our results of operations and financial condition could be adversely affected.

***Our business plan may not be realized. If our business plan proves to be unsuccessful, our business may fail, and you may lose your entire investment.***

Our operations are subject to all of the risks inherent in the establishment of a growing business enterprise with a limited operating history. The likelihood of our success must be considered in light of the problems, expenses, complications, and delays frequently encountered in connection with the development of a new business. Unanticipated events may occur that could affect the actual results achieved during the forecast periods. Consequently, the actual results of operations during the forecast periods will vary from the forecasts, and such variations may be material. In addition, the degree of uncertainty increases with each successive year presented in our business plan. We cannot assure you that we will succeed in the anticipated operation of our business plan. If our business plan proves to be unsuccessful, our business may fail, and you may lose some or all of your investment.

*We have experienced and will continue to experience competition as more companies seek to provide products and services similar to our products and services and seek to take advantage of changes in technologies. Because larger and better-financed competitors may affect our ability to compete in the marketplace and achieve profitability, our business may fail.*

Competition in our market is intense, and we expect competition for our products and services to become even more intense. We compete directly against other companies offering similar products and services that compete or will compete directly with our proposed products and services. We also compete against established vendors in our markets. These companies may incorporate other competitive technologies into their product offerings, whether developed internally or by third parties. There are also established consultants who offer services to help their customers obtain compliance with accessibility standards. In many cases these consultants compete for the same funding from our prospective customers. Furthermore, recent advances in different technologies, such as artificial intelligence, large language models, and multi-modal models, may impact our industry, and it is unclear whether we or our competitors will be able to take advantage of these advances.

For the foreseeable future, many of our competitors may be larger, better-financed companies that may develop products superior to our current and proposed products, which could create significant competitive advantages for those companies. Our future success depends on our ability to compete effectively with our competitors or other technologies. As a result, we may have difficulty competing with larger, established competitors. Generally, these competitors may have:

- substantially greater financial, technical, and marketing resources;

- a larger customer base;

- better name recognition;

- access to different and evolving technologies; and

- more expansive or different product offerings.

These competitors may command a larger market share than we do, which may enable them to establish a stronger competitive position, in part, through greater marketing opportunities. Further, our competitors may be able to respond more quickly than we are to new or emerging technologies and changes in user preferences and to devote greater resources to developing new products and offering new services. These competitors may develop products or services that are comparable or superior to ours. If we fail to address competitive developments quickly and effectively, we may not be able to remain a viable business.

*We acquired ADA Site Compliance, LLC ("ADA Site Compliance") on September 27, 2024, and we cannot assure you that will successfully integrate the business or that the acquisition will bring us the expected benefits.*

On September 27, 2024, we acquired ADA Site Compliance. We cannot assure you that we will be able to successfully integrate the business or that we will receive the expected benefits from the acquisition. All of the risks from the risk factor entitled "*We may not be able to successfully integrate newly acquired businesses or other strategic relationships, such matters involve various risks, and we may not be able to fully realize the potential benefit of such opportunities*" apply to ADA Site Compliance, including the risk that we could fail to integrate the customers to new products and services over time. Further, while a significant portion of the aggregate consideration for ADA Site Compliance is based on ADA Site Compliance's annual recurring and non-recurring revenue targets measured as of December 31, 2025, ADA Site Compliance may ultimately not perform as we hope both during and subsequent to the earn-out period. If it does not, our results of operations and financial condition could be adversely affected.

*If we are not able to adequately protect our patented rights, our operations may be negatively impacted.*

Our ability to compete largely depends on the superiority, uniqueness and value of our technology and intellectual property. To protect our intellectual property rights, we rely on a combination of patent, trademark, copyright, and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. We cannot assure you that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us or that any such assertions or prosecutions will not materially adversely affect our business.

Regardless of whether any future claims are valid or can be successfully asserted, defending against such claims could cause us to incur significant costs, could jeopardize or substantially delay a successful outcome in any future litigation, and could divert resources away from our other activities. In addition, assertion of infringement claims could result in injunctions that prevent us from distributing our products. In addition to challenges against our existing patents, any of the following could also reduce the value of our intellectual property now, or in the future:

- our applications for patents, trademarks, and copyrights relating to our business may not be granted and, if granted, may be challenged or invalidated;

- issued trademarks, copyrights or patents may not provide us with any competitive advantages;

- our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology; or

- our efforts may not prevent the development and design by others of products or technologies similar to, competitive with, or superior to those that we develop.

Also, we may not be able to effectively protect our intellectual property rights in certain foreign countries where we may do business in the future or from which competitors may operate. Obtaining patents will not necessarily protect our technology or prevent our international competitors from developing similar products or technologies. Our inability to adequately protect our patented rights may have a negative impact on our operations and revenues.

In addition, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Because of the growth of the Internet and Internet-related businesses, patent applications are continuously and simultaneously being filed in connection with Internet-related technology. There are a significant number of U.S. and foreign patents and patent applications in our areas of interest, and we believe that there has been, and is likely to continue to be, significant litigation in the industry regarding patent and other intellectual property rights.

***We may commence legal proceedings against third parties who we believe are infringing on our intellectual property rights, and if we are forced to litigate to defend our intellectual property rights, or to defend claims by third parties against us relating to intellectual property rights, legal fees and court injunctions could adversely affect our financial condition and potentially end our business.***

We expect an increase in the number of third parties who could violate our patents as the market develops new uses of similar products and consumers continue to increase their adoption of technology and integrate it into their daily lives. There may be the potential need to enter into additional active litigation to defend and enforce our patents. These legal proceedings could continue for several years and may require significant expenditures for legal fees and other expenses. In the event we are not successful through appeal and do not subsequently obtain monetary and injunctive relief, these litigation matters may significantly reduce our financial resources and have a material impact on our ability to continue our operations. The time and effort required of our management to effectively pursue or defend these litigation matters may adversely affect our ability to operate our business, since time spent on matters related to the lawsuits would take away from the time spent on managing and operating the business. We cannot assure you any such potential lawsuits will result in an outcome that is favorable to our stockholders or the Company.

***The current legal environment for our products and services remains unclear.***

We cannot assure you that our existing or planned product and service offerings will be in compliance with local, state, and/or federal U.S. laws or the laws of any foreign jurisdiction where we operate or may operate in the future. Further, the legal, regulatory and judicial framework relating to the accessibility of websites may change. We cannot assure you that we will not unintentionally violate new laws or that existing laws will not be modified, that new laws and regulations will not be enacted in the future, or that judicial application of existing laws and regulations might change, which may cause us to be in violation of such laws or render our product and service offerings less needed. More aggressive domestic or international regulation of the Internet may materially and adversely affect our business, financial condition, operating results, and future prospects.

***Our business greatly depends on the growth of online services, Internet of Things ("IOT"), kiosks, streaming, and other next-generation Internet-based applications, and there is a risk that such growth may not occur as expected, or at all, which would harm our business.***

The Internet may ultimately prove not to be a viable commercial marketplace for such applications for several reasons, including:

- unwillingness of consumers to shift to and use other such next-generation Internet-based applications;

- refusal to purchase our products and services;

- perception by end-users with respect to product and service quality and performance;

- limitations on access and ease of use;

- congestion leading to delayed or extended response times;

- inadequate development of Internet infrastructure to keep pace with increased levels of use; and

- increased government regulations.

Because of these and other factors, the growth of online services, IOT, kiosks, streaming, and other next-generation Internet-based applications may be impeded or not occur as expected. As a result, our business and operations could be adversely impacted.

***If the market for our online services does not grow as anticipated, our business would be adversely affected.***

While other next-generation Internet-based applications have grown rapidly in personal and professional use, we cannot assure you that the adoption of our products and services will grow at a comparable rate or grow at all.

***Our success is dependent on our employees, some of whom are relatively new in their positions with the Company.***

Our success has depended, and continues to depend, on the efforts and talents of our senior management team and employees, including our engineers, product managers, sales and marketing personnel, and professional services personnel. Some of our employees are relatively new to their positions, and we can provide no assurance that our management team will be able to effectively work together or with all of our employees. If they are unable to do so or our new employees do not work effectively, there may be delays in execution of our business and operating strategies.

***Our expansion into new products, services, technologies, and geographic regions subjects us to additional business, legal, financial, and competitive risks.***

We may have limited or no experience in our newer market segments, and our customers may not adopt our new offerings. These offerings may present new and difficult technology challenges, and we may be subject to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may be lower than in our older activities, and we may not be successful enough in these newer activities to recoup our investments in them. If any of this were to occur, it could damage our reputation, limit our growth, and negatively affect our operating results.

***We face risks related to system interruption and lack of redundancy.***

We experience occasional system interruptions and delays that make our websites and services unavailable or slow to respond and prevent us from efficiently providing services to third parties, which may reduce our net sales and the attractiveness of our products and services. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure, and take other steps to improve the efficiency of our systems, it could cause system interruptions or delays and adversely affect our operating results.

Our computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins, and similar events or disruptions. Any of these events could cause system interruption, delays, and loss of critical data, and could prevent us from providing services, which could make our product and service offerings less attractive and subject us to liability. Our systems are not fully redundant, and our disaster recovery planning may not be sufficient. In addition, we may have inadequate insurance coverage to compensate for any related losses. Any of these events could damage our reputation and be expensive to remedy.

***Government regulation is evolving, and unfavorable changes could harm our business.***

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover website accessibility, taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

***We may be subject to risks related to government contracts and related procurement regulations.***

Our contracts with U.S., as well as state, local, and foreign, government entities are subject to various procurement regulations and other requirements relating to their formation, administration, and performance. We may be subject to audits and investigations relating to our government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refunding or suspending of payments, forfeiture of profits, payment of fines, and suspension or debarment from future government business. In addition, such contracts may provide for termination by the government at any time, without cause.

***If we do not successfully adapt, enhance or develop new products and services in a cost-effective manner to meet customer demand in the rapidly evolving market for next-generation Internet-based applications and services, our business may fail.***

The market for next-generation Internet-based applications and services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, and frequent new service and product introductions. Our future success will depend, in part, on our ability to use new technologies effectively, to continue to develop our technical expertise and proprietary technology, to enhance our existing products and services, and to develop new products and services that meet changing customer needs on a timely and cost-effective basis. We may not be able to adapt quickly enough to changing technology, customer requirements, and industry standards. If we fail to use new technologies effectively, to develop our technical expertise and new products and services, or to enhance existing products and services on a timely basis, either internally or through arrangements with third parties, our product and service offerings may fail to meet customer needs, which would adversely affect our revenues and prospects for growth.

In addition, if we are unable to, for technological, legal, financial, or other reasons, adapt in a timely manner to changing market conditions or customer requirements, we could lose customers, strategic alliances, and market share. Sudden changes in user and customer requirements and preferences, the frequent introduction of new products and services embodying new technologies, and the emergence of new industry standards and practices could render our existing products, services and systems obsolete. The emerging nature of products and services in the technology and communications industry and their rapid evolution will require that we continually improve the performance, features, and reliability of our products and services. Our survival and success will depend, in part, on our ability to:

- design, develop, launch and/or license our planned products, services, and technologies that address the increasingly sophisticated and varied needs of our prospective customers; and

- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of products and services and other patented technology involves significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively. Updating our technology internally and licensing new technology from third parties may also require us to incur significant additional expenditures.

***If our products and services do not continue to gain market acceptance, we may not be able to fund future operations.***

A number of factors may affect the market acceptance of our products or services or any other products or services we develop or acquire, including, among others:

- the price of our products or services relative to other competitive products and services;

- the perception by users of the effectiveness of our products and services;

- our ability to fund our sales and marketing efforts; and

- the effectiveness of our sales and marketing efforts.

If our products and services do not continue to gain market acceptance, we may not be able to fund future operations, including the development of new products and services and/or our sales and marketing efforts for our current products and services, which inability would have a material adverse effect on our business, financial condition, and operating results.

***We continually develop new products and product enhancements and actively capitalize software development costs, while making educated assumptions to anticipate the attributed revenue to be derived from each development or enhancement. If our assumptions are incorrect or if we are unable to accurately attribute revenue to each respective product or product enhancement, we may have to account for impairment, thus causing us to reverse the capitalized expenditures.***

Our product developers are consistently programming new products and enhancements to existing products. Under applicable accounting guidance, we make determinations to estimate the useful life of each of these products and enhancements. Based on these determinations, we amortize software expenses over a pre-determined period of time. Should our estimates turn out to be inaccurate or should the business fail to attract new revenue in relation to each respective product or product enhancement, we may have to reverse or write off the related capitalized expenses.

***Our products and services are highly technical and may contain undetected errors, which could cause harm to our reputation and adversely affect our business.***

Our products and services are highly technical and complex and, when deployed, may contain errors or defects. Despite testing, some errors in our products and services may only be discovered after they have been installed and used by customers. Any errors or defects discovered in our products and services after commercial release could result in failure to achieve market acceptance, loss of revenue or delay in revenue recognition, loss of customers, and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort, or breach of warranty. The performance of our products and services could have unforeseen or unknown adverse effects on the networks over which they are delivered as well as on third-party applications and services that utilize our products and services, which could result in legal claims against us, harming our business. Furthermore, we expect to provide implementation, consulting, and other technical services in connection with the implementation and ongoing maintenance of our products and services, which typically involves working with sophisticated software, computing systems, and communications systems. Many of our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, but such provisions may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert our management's attention and adversely affect the market's perception of us and our products and services. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

***Malfunctions of third-party communications infrastructure, hardware and software expose us to a variety of risks we cannot control, and those risks could result in harm to our business.***

Our business depends upon the capacity, reliability and security of the infrastructure owned by third parties over which our product offerings are deployed. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure or over whether those third parties will upgrade or improve their equipment. We do depend on these companies to maintain the operational integrity of our integrated connections. If one or more of these companies is unable or unwilling to supply or expand its levels of service in the future, our operations could be adversely impacted. System interruptions or increases in response time could result in a loss of potential or existing users and, if sustained or repeated, could reduce the appeal of the networks to users. In addition, users depend on real-time communications; outages caused by increased traffic could result in delays and system failures. These types of occurrences could cause users to perceive that our products and services do not function properly and could therefore adversely affect our ability to attract and retain strategic partners and customers.

***Security and privacy breaches, computer viruses, and cyber-attacks could harm our business, financial condition, results of operations, or reputation.***

Security and privacy breaches, computer malware and cyber-attacks have become more prevalent, including in our industry. In addition, security and privacy laws are becoming more prevalent and pervasive. Our corporate systems, third-party systems and security measures may be breached due to the actions of outside parties, employee or company error, malfeasance, a combination of these, or otherwise, and, as a result, an unauthorized party may obtain access to our data or any third-party data we may possess, including privacy data. Any such security breach could require us to comply with various breach notification laws and may expose us to litigation, remediation and investigation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

***System failure or interruption or our failure to meet increasing demands on our systems could harm our business.***

The success of our product and service offerings depends on the uninterrupted operation of various systems, secure data centers, and other computer and communication networks that we use or establish. To the extent the number of users of networks utilizing our future products and services suddenly increases, the technology platform and hosting services which will be required to accommodate a higher volume of traffic may result in slower response times, service interruptions or delays or system failures. The deployment of our products, services, systems and operations will also be vulnerable to damage or interruption from:

- power loss, transmission cable cuts and other telecommunications failures;

- damage or interruption caused by fire, earthquake and other natural disasters;

- computer viruses or software defects; and

- physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorist attacks and other events beyond our control.

System interruptions or failures and increases or delays in response time could result in a loss of potential or existing users and, if sustained or repeated, could reduce the appeal of our products and services to users. These types of occurrences could cause users to perceive that our products and services do not function properly and could therefore adversely affect our ability to attract and retain strategic partners and customers.

***We do not expect to pay any dividends to holders of our common stock for the foreseeable future, which will affect the extent to which our investors realize any future gains on their investment.***

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

***We will need to recruit and retain additional qualified personnel to successfully grow our business.***

Our future success will depend in part on our ability to attract and retain qualified operations, marketing and sales personnel as well as technical personnel. Inability to attract and retain such personnel could adversely affect our business. Competition for technical, sales, marketing and executive personnel is intense, particularly in the technology and Internet sectors. We cannot assure you that we will be able to attract or retain such personnel.

*If we fail to maintain effective internal control over financial reporting and effective disclosure controls and procedures, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business and stock price.*

In connection with this annual report, our management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures and of the effectiveness of our internal control over financial reporting. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2024.

Nonetheless, failure to maintain established internal control over financial reporting or to maintain effective disclosure controls and procedures could adversely impact our public disclosures regarding our business, financial condition or results of operations. Upon review of the required internal control over financial reporting, our management and/or our auditors have in the past and may in the future identify material weaknesses and/or significant deficiencies that need to be addressed. Any actual or perceived weaknesses or conditions that need to be addressed in our internal control over financial reporting and disclosure of management's assessment of the Company's internal control over financial reporting could adversely impact the price of and our ability to list our common stock and may lead to stockholder claims and regulatory action against us. Failure to maintain effective internal controls in the future could also result in a material misstatement of our annual or quarterly consolidated financial statements that would not be prevented or detected on a timely basis and that could cause us to restate our consolidated financial statements for a prior period, cause investors to lose confidence in our consolidated financial statements and/or limit our ability to raise capital.

Additionally, any such failure may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, consume a significant amount of management's time, and cause us to incur substantial additional costs relating to the implementation of remedial measures.

## Risks Related to the Market for Our Common Stock

*Although our shares of common stock are listed on the Nasdaq Capital Market, historically we have had a limited trading volume and a higher price volatility. This may result in reduced liquidity of our common stock.*

Although our shares of common stock are listed on the Nasdaq Capital Market under the symbol "AEYE," historically trading volume in our common stock has been limited. In addition, our stock has also historically seen significant price volatility, which may reduce the liquidity of our common stock. The sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered and may limit your liquidity options.

*If we cannot continue to satisfy the continuing listing criteria of the Nasdaq Capital Market, the exchange may subsequently delist our common stock.*

The Nasdaq Capital Market requires us to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of our common stock. Generally, we must maintain a minimum amount of stockholders' equity and a minimum number of holders of our securities, as well as meet certain disclosure and corporate governance requirements. If we fail to meet any of the continuing listing requirements, our common stock may be subject to delisting. If our common stock is delisted and we are not able to list our common stock on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, our stockholders could face significant material adverse consequences, including limited availability of market quotations for our common stock and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future.

*The market price for our common stock may fluctuate significantly, which could result in substantial losses by our investors.*

The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

- the outcomes of potential future patent litigation;

- our ability to monetize our future patents;

- changes in our industry;

- announcements of technological innovations, new products or product enhancements by us or others;

- announcements by us or others of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

- changes in laws or regulations or judicial interpretation of the application of accessibility-related laws and regulations to the internet;

- our failure to meet any financial covenants, to have sufficient liquidity to repay any of our indebtedness, or to refinance our indebtedness on favorable terms, or at all;

- changes in earnings estimates or recommendations by security analysts, if our common stock is covered by analysts;

- investors' general perception of us;

- future issuances of common stock;

- investors' future resales of our securities;

- the addition or departure of key personnel;

- general market conditions, including the volatility of market prices for shares of technology companies, generally, and other factors, including factors unrelated to our operating performance; and

- the other factors described in this "Risk Factors" section.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our common stock and result in substantial losses by our investors.

Further, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations in the past. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock.

Price volatility of our common stock might be worse if the trading volume of our common stock is low. In the past, following periods of market volatility, stockholders have often instituted securities class action litigation. We have previously been the target of securities litigation and may in the future be subject to additional securities litigation, which could result in substantial costs to us and divert resources and attention of management from our business, even if we are successful in any such litigation. Future sales of our common stock could also reduce the market price of such stock.

Moreover, the liquidity of our common stock is limited, not only in terms of the number of shares that can be bought and sold at a given price, but by delays in the timing of transactions and reduction in security analysts' and the media's coverage of us, if any. These factors may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and ask prices for our common stock. In addition, without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading price of our common stock may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate its investment in our common stock. Trading of a relatively small volume of our common stock may have a greater impact on the trading price of our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future.

***Sales or the availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline and adversely affect our ability to raise capital.***

If our stockholders sell substantial amounts of our common stock in the public market, including pursuant to our currently effective Registration Statement on Form S-3, such sales or the anticipation of such sales could cause the market price of our common stock to fall. Such circumstances, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

***Issuance of additional shares of common stock in future financings will result in the dilution of our existing stockholders and may also result in a reduction in the market price of our common stock.***

Our Certificate of Incorporation authorizes the issuance of up to 50,000,000 shares of common stock with a $0.00001 par value per share and 10,000,000 shares of preferred stock with a $0.00001 par value per share, of which, as of December 31, 2024, approximately 12,285,000 shares of common stock were issued and outstanding. As of December 31, 2024, we also had outstanding options to purchase an aggregate of approximately 36,000 shares of our common stock, and unvested, or vested but not yet settled, restricted stock units covering an aggregate of approximately 1,315,000 shares of common stock. The exercise of such options and the settlement of such restricted stock units would further increase the number of our outstanding shares of common stock.

From time to time, we may adopt new equity compensation plans or increase the number of shares available for issuance in connection with our existing equity compensation plans. Our board of directors may also choose to issue some or all of our available shares to provide additional financing or acquire businesses.

The issuance of any shares under our equity compensation plans, for acquisition, licensing or financing efforts, upon exercise of options, or settlement of restricted stock units, will dilute the interests of our holders of common stock and cause a reduction in the proportionate ownership and voting power of all then current stockholders. Any such issuances may also result in a reduction in the market price of our common stock.

***If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.***

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

***We are subject to financial reporting and other requirements that place significant demands on our resources.***

We are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires us to conduct an annual management assessment of the effectiveness of our internal control over financial reporting. These reporting and other obligations place significant demands on our management, administrative, operational, internal audit and accounting resources. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price. Moreover, effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. We may also face claims by our investors, which could harm our business and financial condition.

**Risks Relating to Our Charter Documents and Capital Structure**

***A small number of "insider" stockholders have significant influence over stockholder actions.***

As of January 31, 2025, our directors and executive officers beneficially owned an aggregate of 3,538,888 of our outstanding shares of common stock, which represents approximately 29% of the aggregate voting power of our outstanding shares of common stock. As of January 31, 2025, our Chief Executive Officer beneficially owned over 20% of the voting power of our outstanding shares of common stock. Through their collective ownership of our outstanding stock, such insider holders, if they were to act together, would have significant influence over the voting of our shares at all meetings of stockholders and, because the common stock does not have cumulative voting rights, to determining the outcome of the election of all of our directors and determining corporate and stockholder action on other matters. The interests of our controlling stockholders may not coincide with our interests or the interests of other stockholders. In addition, this concentration of ownership may delay or prevent future transactions or a change in control of our company.

***Provisions of our Certificate of Incorporation and bylaws could discourage potential acquisition proposals and could deter or prevent a change in control.***

Some provisions in our Certificate of Incorporation and bylaws, as well as statutes, may have the effect of delaying, deterring or preventing a change in control. These provisions, including those providing for the possible issuance of shares of our preferred stock, which may be divided into series and with the preferences, limitations and relative rights to be determined by our board of directors, and the right of the board of directors to amend the bylaws, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire a substantial number of shares of our common stock or to launch other takeover attempts that a stockholder might consider to be in his or her best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

***Delaware law may delay or prevent takeover attempts by third parties and therefore inhibit our stockholders from realizing a premium on their stock.***

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. These provisions prevent any stockholder who owns 15% or more of our outstanding shares of common stock from engaging in certain business combinations with us for a period of three years following the time that the stockholder acquired such stock ownership unless certain approvals were or are obtained from our board of directors or from the holders of 66 2/3% of our outstanding shares of common stock (excluding the shares of our common stock owned by the 15% or more stockholder). Our board of directors can use these and other provisions to discourage, delay or prevent a change in the control of our company or a change in our management. Any delay or prevention of a change of control transaction or a change in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price of our shares. These provisions could also limit the price that investors might be willing to pay for shares of our common stock.

## Item 1B. Unresolved Staff Comments

Not applicable.

## Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through an internal IT Audit, IT security, governance, risk and compliance reviews. To defend, detect and respond to cybersecurity incidents, we, among other things: conduct proactive privacy and cybersecurity reviews of systems and applications, audit applicable data policies, perform penetration testing using external third-party tools and techniques to test security controls, conduct employee training, monitor emerging laws and regulations related to data protection and information security (including our products) and implement appropriate changes.

We have implemented incident response processes in the event of a cybersecurity threat. Such incident responses are overseen by functional leaders and internal experts. In the event of a cybersecurity threat, security events and data incidents are evaluated, ranked by severity and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact and reviewed for potential privacy impact. As part of the above processes, we have engaged external auditors and consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards and obtained a SOC 2 Type II report.

We describe whether and how risks from identified cybersecurity threats are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "Security and privacy breaches, computer viruses, and cyber-attacks could harm our business, financial condition, results of operations, or reputation." included as part of our risk factor disclosures at Item 1A of this Annual Report on Form 10-K.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. Our Audit Committee is responsible for the oversight of risks from cyber and data security threats. Members of the Board or Audit Committee receive periodic updates from senior management regarding our cybersecurity processes and risks. Members of management that comprise our incident response team include the following officers (or those with similar responsibility): Senior Director of Information Technology, Chief Operating Officer, Chief Financial Officer, Customer Success (if customers are affected), and Vice President of Human Resources (if employee data is affected). As part of our internal response policy, upon confirmation of a breach, a remediation process is initiated, led by our Principal Privacy Officer who chairs an incident response team. This team may include members from relevant departments such as Product Development, Information Technology, Finance, Legal, Marketing, Client/Customer Services and Human Resources, any other relevant units or departments affected by the breach and any additional personnel as deemed necessary.

The Principal Privacy Officer is responsible for overseeing the determination of whether a breach occurred, coordinating with third parties handling protected information, and ensuring compliance with legal obligations. Forensic investigators, provided through AudioEye's cyber insurance or as deemed necessary by the Principal Privacy Officer, will analyze the breach to understand its cause and extent. A communication plan will be developed by Marketing, Legal, and Human Resources to inform internal employees, the public, those directly affected, and regulatory authorities, as necessary to help ensure all notifications comply with relevant laws and regulations.

## Item 2.  Properties

The Company's principal offices are located at 5210 E. Williams Circle, Suite 750, Tucson, Arizona 85711, consisting of approximately 627 square feet under a lease agreement that expires in October 2025.

The Company also leases office space in New York City, New York, and occupies shared office space in several locations under membership agreements which provide for membership fees based on the number of contracted seats.

The Company believes that its space is adequate for its current needs and that suitable alternative space is available to accommodate expansion of the Company's operations.

## Item 3.  Legal Proceedings

In the normal course of business, we are subject to proceedings, lawsuits, regulatory agency inquiries, and other claims. All such matters are subject to uncertainties and outcomes that are not predictable with assurance. While these matters could materially affect operating results when resolved in future periods, management believes that, after final disposition, including anticipated insurance recoveries in certain cases, any monetary liability or financial impact to the Company beyond that provided for in the consolidated balance sheet as of December 31, 2024, would not be material to our financial position or annual results of operations.

## Item 4.  Mine Safety Disclosures

Not applicable.

PART II

## Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

**Common Stock Information**

AudioEye, Inc. was formed as a Delaware corporation on May 20, 2005. Our common stock has been listed on The Nasdaq Capital Market under the symbol "AEYE" since September 4, 2018.

In November 2023, the Board of Directors adopted a share repurchase program authorizing the repurchase of up to $5 million of our common stock through December 31, 2025. The stock repurchase program may be suspended or discontinued at any time and does not commit the Company to repurchase any dollar amount or particular number of shares of stock. Shares repurchased under the program are subsequently retired and restored to the status of authorized but unissued shares of common stock. As of December 31,

2024, we had $1.86 million remaining for the repurchase of shares. In March 2025, this share repurchase program was terminated. No shares were repurchased under this program between December 31, 2024 and the date it was terminated.

In January 2025, the Board of Directors adopted a share repurchase program authorizing the repurchase of up to $12.5 million of our common stock through January 24, 2027. The program may be amended, suspended, or discontinued at any time and does not commit the Company to repurchase any shares of its common stock. No repurchases have been made under this program to date.

On January 31, 2025, there were 144 holders of record of our common stock, and a greater number of beneficial holders of our common stock for whom shares were held in a "nominee" or "street" name.

The following table sets forth information with respect to our repurchases of common stock during the three months ended December 31, 2024:

| | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares (or Approximate Dollar Value) that May Yet Be Purchased under the Plans or Programs (2) |
|---|---|---|---|---|
| October 1 - October 31: | | | | |
| Employee transactions (1) | 4,025 | $ 25.23 | — | $ — |
| November 1 - November 30: | | | | |
| Employee transactions (1) | 8,285 | 27.55 | — | — |
| December 1 - December 31: | | | | |
| Employee transactions (1) | 34,274 | 19.39 | — | — |
| Total: | | | | |
| Employee transactions (1) | 46,584 | $ 21.35 | — | $ — |
| Share repurchase program (2) | — | $ — | — | $ 1,860,000 |

(1) Includes shares surrendered by employees to satisfy tax withholding obligations in connection with the settlement restricted stock units or the issuance of unrestricted shares of common stock.

(2) In November 2023, the Board of Directors adopted a share repurchase program authorizing the repurchase of up to $5 million of our common stock through December 31, 2025. Shares repurchased under the program are subsequently retired. The average price paid per share includes any broker commissions. In March 2025, this share repurchase program was terminated.

The transfer agent of our common stock is Equiniti Trust Company. Its address is 1100 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, and its telephone number is 1-800-468-9716.

**Dividend Policy**

Dividends to preferred stockholders take precedence over any dividends to common stockholders. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor. We have not declared or paid any dividends on our preferred or common stock since our inception, and we presently anticipate that earnings, if any, will be retained for development of our business. There are no restrictions in our Certificate of Incorporation or By-laws that prevent us from declaring dividends. Any future declaration of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, and capital requirements.

**Item 6. [RESERVED]**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

*The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes for the years ended December 31, 2024 and 2023 that appear elsewhere in this annual report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not* *limited to those discussed below and elsewhere in this annual report on Form 10-K, particularly in "Risk Factors." The forward-looking statements included in this annual report on Form 10-K are made only as of the date hereof.*

**Executive Overview**

AudioEye is an industry-leading digital accessibility platform delivering Americans with Disabilities Act ("ADA") and WCAG compliance at scale. Our solutions advance accessibility with patented technology that reduces barriers, expands access for individuals with disabilities, and enhances the user experience for a broader audience. In 2024, we continued to focus on product innovation, expanding revenue and managing expenses.

We have two sales channels to deliver our product, the Partner and Marketplace channel and the Enterprise channel. AudioEye continues to focus on recurring revenue growth in both channels, while still offering our website and mobile application reporting services and PDF remediation services that provide non-recurring revenue.

For the year ended December 31, 2024, total revenue increased by 12% over the prior year. As of December 31, 2024, Annual Recurring Revenue ("ARR") was approximately $36.6 million, which represented an increase of 17% from December 31, 2023. Refer to "Other Key Operating Metrics" below for details on how we calculate ARR.

As of December 31, 2024, AudioEye had approximately 127,000 customers, an increase from 110,000 customers at December 31, 2023. The increase in customer count is attributed to both our Partner and Marketplace and Enterprise channels.

In the twelve months ended December 31, 2024, revenue from our Partner and Marketplace grew 12% over the prior year. This channel represented about 58% of ARR at the end of December 2024. In the twelve months ended December 31, 2024, total Enterprise revenue, inclusive of revenue from ADA Site Compliance acquired in September 2024, increased by 13% over the prior year. The Enterprise channel represented about 42% of ARR at the end of December 2024.

We had one major customer (including the customer's affiliates reflecting multiple contracts and a partnership with the Company) which accounted for approximately 15% and 17% of our revenue in the years ended December 31, 2024 and 2023, respectively.

The Company continued to invest in research and development in 2024. Total research and development cost, as defined under the "Research and Development" section in the "Results of Operations" below, was 19% of total revenue in 2024. Total research and development cost decreased from the prior year due to the completion of significant initiatives in research and development.

In the twelve months ended December 31, 2024, both selling and marketing expense and general and administrative expense increased over the prior year. This increase in selling and marketing expense was due to additional costs associated with ADA Site Compliance, which was acquired in September 2024, as well as higher third-party marketing and stock compensation expenses. The increase in general and administrative expense was mainly driven by increases in litigation and stock compensation expenses, as well as transaction costs incurred in connection with the acquisition of ADA Site Compliance.

We provide further commentary on our Results of Operation below.

## Results of Operations

Our consolidated financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP" or "GAAP"). The discussion of the results of our operations compares the year ended December 31, 2024 with the year ended December 31, 2023. Our results of operations in these periods are not necessarily indicative of the results which may be expected for any subsequent period. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

| | Year ended December 31, | | Change | |
|---|---|---|---|---|
| (in thousands) | 2024 | 2023 | $ | % |
| Revenue | $ 35,201 | $ 31,316 | $ 3,885 | 12 % |
| Cost of revenue | 7,261 | 6,974 | 287 | 4 % |
| Gross profit | 27,940 | 24,342 | 3,598 | 15 % |
| Operating expenses: | | | | |
| Selling and marketing | 12,668 | 11,781 | 887 | 8 % |
| Research and development | 5,077 | 6,989 | (1,912) | (27)% |
| General and administrative | 13,585 | 11,537 | 2,048 | 18 % |
| Total operating expenses | 31,330 | 30,307 | 1,023 | 3 % |
| Operating loss | (3,390) | (5,965) | 2,575 | (43)% |
| Interest income (expense), net | (864) | 93 | (957) | (1,029)% |
| Net loss | $ (4,254) | $ (5,872) | $ 1,618 | (28)% |

## Revenue

The following table presents our revenues disaggregated by sales channel:

| | Year ended December 31, | | Change | |
|---|---|---|---|---|
| (in thousands) | 2024 | 2023 | $ | % |
| Partner and Marketplace | $ 20,249 | $ 18,027 | $ 2,222 | 12 % |
| Enterprise | 14,952 | 13,289 | 1,663 | 13 % |
| Total revenue | $ 35,201 | $ 31,316 | $ 3,885 | 12 % |

The Partner and Marketplace channel consists of our CMS partners, platform & agency partners, authorized resellers and the Marketplace. This channel serves small and medium sized businesses that are on a partner or reseller's web-hosting platform or that purchase our solutions from our Marketplace.

The Enterprise channel consists of our larger customers and organizations, including those with non-platform custom websites, who generally engage directly with AudioEye sales personnel for custom pricing and solutions. This channel also includes federal, state and local government agencies and revenue attributable to ADA Site Compliance, which was acquired in September 2024.

For the year ended December 31, 2024, total revenue increased by 12% over the prior year. The increase in Partner and Marketplace channel revenue was the result of continued expansion with existing partners and the execution of new partnerships agreements in the year. The increase in Enterprise channel revenue was driven primarily by an increase in Enterprise customers.

## Cost of Revenue and Gross Profit

| | Year ended December 31, | | Change | |
|---|---|---|---|---|
| (in thousands) | 2024 | 2023 | $ | % |
| Revenue | $ 35,201 | $ 31,316 | $ 3,885 | 12 % |
| Cost of Revenue | 7,261 | 6,974 | 287 | 4 % |
| Gross profit | $ 27,940 | $ 24,342 | $ 3,598 | 15 % |

Cost of revenue consists primarily of compensation and related benefits costs for our customer experience team, as well as a portion of our technology operations team that supports the delivery of our services, fees paid to our managed hosting and other third-party service providers, amortization of capitalized software development costs and patent costs, and allocated overhead costs.

For the year ended December 31, 2024, cost of revenue increased by 4% over the prior year. The increase in cost of revenue was primarily due to higher service delivery costs associated with increased revenue, amortization of our capitalized software development costs and additional costs attributable to ADA Site Compliance, which was acquired in September 2024.

For the year ended December 31, 2024, gross profit increased by 15% over the prior year. The increase in gross profit was a result of increased revenue.

Selling and Marketing Expenses

| (in thousands) | Year ended December 31, | | Change | |
| | 2024 | 2023 | $ | % |
| --- | --- | --- | --- | --- |
| Selling and marketing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 12,668 | $ 11,781 | $ 887 | 8 % |

Selling and marketing expenses consist primarily of compensation and benefits related to our sales and marketing staff, as well as third-party advertising and marketing expenses.

For the year ended December 31, 2024, selling and marketing expenses increased by 8% over the prior year. The increase in selling and marketing expenses resulted primarily from additional cost associated with ADA Site Compliance, which was acquired in September 2024, as well as higher third-party marketing and stock compensation expense.

Research and Development

| (in thousands) | Year ended December 31, | | Change | |
| | 2024 | 2023 | $ | % |
| --- | --- | --- | --- | --- |
| Research and development expense . . . . . . . . . . . . . . . . . . . . . . | $ 5,077 | $ 6,989 | $ (1,912) | (27)% |
| Plus: Capitalized research and development cost. . . . . . . . . . . . | 1,771 | 1,946 | (175) | (9)% |
| Total research and development cost . . . . . . . . . . . . . . . . . . . . | $ 6,848 | 8,935 | $ (2,087) | (23)% |

Research and development ("R&D") expenses consist primarily of compensation and related benefits related to our employees involved in research and development activities. Total research and development cost includes the amount of research and development expense reported within operating expenses as well as development cost that was capitalized during the fiscal period.

For the year ended December 31, 2024, R&D expenses decreased by 27% from the prior year. This decrease was driven by lower personnel cost associated with a realignment in our product and development teams following the completion of significant initiatives in R&D. For the year ended December 31, 2024, capitalized R&D cost decreased by 9% from the prior year. The decrease in capitalized R&D cost was the result of engineering personnel spending less time on product development than in previous comparable periods. Total R&D cost, which includes both R&D expenses and capitalized R&D costs, decreased 23% from 2023 to 2024.

General and Administrative Expenses

| (in thousands) | Year ended December 31, | | Change | |
| | 2024 | 2023 | $ | % |
| --- | --- | --- | --- | --- |
| General and administrative . . . . . . . . . . . . . . . . . . . . . . . | $ 13,585 | $ 11,537 | $ 2,048 | 18 % |

General and administrative expenses consist primarily of compensation and benefits related to our executives, directors and corporate support functions, general corporate expenses including legal fees, occupancy and transaction costs.

For the year ended December 31, 2024, general and administrative expenses increased by 18% over the prior year. The increase in general and administrative expenses was due primarily to an increase in litigation expenses of $2.1 million, as well as increased stock compensation expense and transaction costs incurred in connection with the acquisition of ADA Site Compliance.

<u>Interest Income (Expense)</u>

| (in thousands) | Year ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2024 | 2023 | $ | % |
| Interest income (expense), net. . . . . . . . . . . . . . . . . . . . | $ (864) | $ 93 | $ (957) | (1,029)% |

For the year ended December 31, 2024, interest expense, net consisted primarily of interest on our term loan borrowed in the fourth quarter of 2023, which was partially offset by interest income from investment in money market funds. For the year ended December 31, 2023, interest income, net consisted primarily of income from investment in money market funds.

## Other Key Operating Metrics

We consider annual recurring revenue ("ARR") as a key operating metric and a key indicator of our overall business. We also use ARR as one of the primary methods for planning and forecasting overall expectations and for evaluating, on at least a quarterly and annual basis, actual results against such expectations.

We define ARR as the sum of (i) for our Enterprise channel, the total of the annualized recurring fee at the date of determination under each active contract, plus (ii) for our Partner and Marketplace channel, the annual or monthly recurring fee for all active customers at the date of determination, in each case, assuming no changes to the subscription, multiplied by 12 if applicable. Recurring fees are defined as revenues expected to be generated from services typically offered as a subscription service or annual service offering such as our automation and platform, periodic auditing, human-assisted technological fixes, legal support and professional service offerings and other services that reoccur on a multi-year contract. This determination includes both annual and monthly contracts for recurring products. Some of our contracts are terminable prior to the expected term, which may impact future ARR. ARR excludes non-recurring fees, which are defined as revenue expected to be generated from services typically not offered as a subscription service or annual service offering such as our PDF remediation services business, one-time mobile application reports, and other miscellaneous services that are offered as non-subscription services or are expected to be one-time in nature. As of December 31, 2024, ARR was $36.6 million, which represents an increase of 17% year-over-year, driven by growth in both our Partner and Marketplace channel and Enterprise channel.

## Liquidity and Capital Resources

<u>Working Capital</u>

As of December 31, 2024, we had $5.7 million in cash and cash equivalents, and working capital of $549,000. The $2.7 million decrease in working capital in 2024 was primarily due to the acquisition of ADA Site Compliance, for which we made payments totaling $5.3 million in 2024, net of cash received.

In November 2023, the Board of Directors adopted a share repurchase program authorizing the repurchase of up to $5 million of our common stock through December 31, 2025. Shares repurchased under the program are subsequently retired and restored to the status of authorized but unissued shares of common stock. In the twelve months ended December 31, 2024, we paid $2.02 million in cash to repurchase 299,371 shares of our common stock. As of December 31, 2024, we had $1.86 million remaining for the repurchase of shares. In March 2025, this share repurchase program was terminated. No shares were repurchased under this program between December 31, 2024 and the date it was terminated.

In January 2025, the Board of Directors adopted a share repurchase program authorizing the repurchase of up to $12.5 million of our common stock through January 24, 2027. The program may be amended, suspended, or discontinued at any time and does not commit the Company to repurchase any shares of its common stock. No repurchases have been made under this program to date.

In the second quarter of 2024, the Company initiated an At The Market offering ("ATM offering"), under which the Company may offer and sell shares of its common stock having an aggregate offering price of up to $7.0 million from time to time. As of December 31, 2024, we had issued 292,746 shares of our common stock and raised $6,634,000, net of transaction expenses, utilizing the ATM offering in full.

In the second quarter of 2024, we made a $2.4 million cash payment to settle the contingent consideration associated with the Bureau of Internet Accessibility Inc. ("BOIA") acquisition in full.

As of December 31, 2024, we had $1.4 million in noncurrent contingent consideration liability recognized in connection with the acquisition of ADA Site Compliance, and $7.0 million in noncurrent term loan which matures on November 30, 2026.

As of March 12, 2025, we have no off-balance sheet arrangements, and we believe that the Company has sufficient liquidity to continue as a going concern through the next twelve months. We expect to continue to invest in our product and in sales and marketing to capture market demand. In 2024, cash provided by operating activities totaled $2.7 million, and we were able to raise $6.6 million through an ATM offering, net of transaction costs. We expect cash provided by operating activities to continue to improve in 2025, driven mainly by the anticipated revenue growth.

While the Company has been successful in raising capital, there is no assurance that it will be successful at raising additional capital in the future. Additionally, if the Company's plans are not achieved and/or if significant unanticipated events occur, the Company may have to further modify its business plan, which may require us to raise additional capital or reduce expenses.

| (in thousands) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Current assets | $ 12,120 | $ 14,776 |
| Current liabilities | (11,571) | (11,529) |
| Working capital | $ 549 | $ 3,247 |

Cash Flows

| (in thousands) | Year ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Net cash provided by operating activities | $ 2,731 | $ 318 |
| Net cash used in investing activities | (7,214) | (2,156) |
| Net cash provided by financing activities | 898 | 4,170 |
| Net increase (decrease) in cash and cash equivalents | $ (3,585) | $ 2,332 |

For the year ended December 31, 2024, in relation to the prior year, cash provided by operating activities increased primarily due to increased revenue and cost efficiencies associated with lower personnel expense following a realignment in our product and development teams.

For the year ended December 31, 2024, in relation to the prior year, cash used in investing activities increased primarily due to the acquisition of ADA Site Compliance in 2024, for which we paid $5.3 million, net of cash acquired. Cash used for investing activities in 2023 related primarily to cash outlays for software development costs.

For the year ended December 31, 2024, in relation to the prior year, cash provided by financing activities decreased due to an increase in payments related to settlement of employee stock-based awards and common stock repurchases, as well as higher payouts towards the contingent consideration in connection with the acquisition of BOIA. For the years ended December 31, 2024 and 2023, we raised $6.6 million and $6.9 million, respectively, through an ATM offering and a term loan, respectively, net of transaction costs.

## Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with the accounting principles generally accepted in the United States. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates under different assumptions or conditions.

The critical accounting estimates discussed below are estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations.

*Goodwill, Intangible Assets and Contingent Consideration recognized in connection with a Business Combination*

We recognize intangible assets acquired in connection with business combinations based on their fair value at acquisition, which is determined by management with the assistance a third-party valuation specialist. Acquired intangible assets are amortized on a straight-line basis over their estimated useful life.

We also recognize the contingent consideration liability resulting from a business combination based on its fair value, which is determined both initially and in each reporting period preceding the end of the measurement period using the Monte-Carlo simulation model. The model incorporates key assumptions, including non-recurring and recurring revenue metrics. Changes in estimated revenue and outcomes different from estimates could cause a significant adjustment to earnings in a reporting period as the fair value of the liability is highly dependent on management's estimate.

Goodwill is recorded based on the excess of purchase price over the estimated fair value of net assets acquired and is not amortized. The value of goodwill is highly dependent on the assessed fair value of intangible assets and contingent consideration liability at acquisition. Both intangible assets and goodwill are evaluated periodically for impairment.

Refer to Note 2 - Significant Accounting Policies to our consolidated financial statements for a complete discussion of the significant accounting policies and methods used in the preparation of our consolidated financial statements, including our accounting policies related to intangible assets.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

## Item 8. Financial Statements and Supplementary Data

Our Financial Statements begin on page F-1 of this Annual Report on Form 10-K and are incorporated herein by reference.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

## Item 9A. Controls and Procedures

**Conclusions of Management Regarding Effectiveness of Disclosure Controls and Procedures**

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's senior management, including the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of the Company's disclosure controls and procedures to provide reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company and all related information appearing in our Annual Report on Form 10-K. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

1. pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2.  provide reasonable assurance that the transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of management and/or of our Board of Directors; and

3.  provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management (with the participation of our Chief Executive Officer and our Chief Financial Officer) conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria established in Internal Control — 2013 Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by our registered, public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

**Changes in Internal Control over Financial Reporting**

During the quarter ended December 31, 2024, there were no changes to our internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting, except as disclosed above.

**Item 9B. Other Information**

Rule 10b5-1 Trading Plans

During the three months ended December 31, 2024, no director or executive officer adopted, modified or terminated a "10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as each term is defined in Item 408(a) of Regulation S-K.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.


**PART III**


**Item 10.  Directors, Executive Officers and Corporate Governance**

The information required by this item is hereby incorporated by reference to the definitive proxy statement for our 2025 Annual Meeting of Stockholders, which proxy statement is anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024.

We have adopted a Code of Business Conduct and Ethics, including provisions enumerated in Item 406 of Regulation S-K (the "finance code of ethics"). The finance code of ethics is publicly available in the Code of Business Conduct and Ethics on the Governance Documents section of our website, which may be accessed from our homepage at www.audioeye.com. If we make any substantive amendments to the finance code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our Chief Executive Officer, Chief Financial Officer, or Corporate Controller, we will disclose the nature of that amendment or that waiver in the Governance Documents section of our website.

**Item 11.  Executive Compensation**

The information required by this item is hereby incorporated by reference to the definitive proxy statement for our 2025 Annual Meeting of Stockholders, which proxy statement is anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024.

**Item 12. Security Ownership of Certain Beneficial Owners, Management and Related Stockholder Matters**

The information required by this item is hereby incorporated by reference to the definitive proxy statement for our 2025 Annual Meeting of Stockholders, which proxy statement is anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024.

**Item 13. Certain Relationships and Related Transactions and Director Independence**

The information required by this item is hereby incorporated by reference to the definitive proxy statement for our 2025 Annual Meeting of Stockholders, which proxy statement is anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024.

**Item 14. Principal Accounting Fees and Services**

The information required by this item is hereby incorporated by reference to the definitive proxy statement for our 2025 Annual Meeting of Stockholders, which proxy statement is anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024.

**PART IV**

**Item 15. Exhibits, Financial Statement Schedules**

    a)   The following documents are filed as part of this report:

        (1)  Financial Statements — See Index to Financial Statements on page F-1 below and the financial pages that follow.

        (2)  Financial Statements Schedules — As a "smaller reporting company," as defined by Item 10 of Regulation S-K, we are not required to provide this information.

        (3)  Exhibits — The following exhibits are either filed herewith or have previously been filed with the Securities and Exchange Commission and are referred to and incorporated herein by reference to such filings:

| | | Incorporation by Reference | | | |
|---|---|---|---|---|---|
| Exhibit No. | Description | Form | Date of Filing | Exhibit No. | Filed Herewith |
| 3.1 | Restated Certificate of Incorporation of AudioEye, Inc., dated as of May 24, 2024 | 8-K | May 24, 2024 | 3.3 | |
| 3.2 | By-Laws of AudioEye, Inc. (as amended as of May 22, 2024) | 10-Q | July 29, 2024 | 3.3 | |
| 4.1 | Description of Registered Securities | 10-K | March 7, 2024 | 4.1 | |
| 4.2 | Form of Senior Indenture | S-3 | February 7, 2024 | 4.2 | |
| 4.3 | Form of Subordinated Indenture | S-3 | February 7, 2024 | 4.3 | |
| 10.1* | AudioEye, Inc. 2012 Incentive Compensation Plan effective December 19, 2012 | S-1/A | January 11, 2013 | 10.13 | |
| 10.2* | AudioEye, Inc. 2014 Incentive Compensation Plan effective January 27, 2014 | S-1/A | February 4, 2014 | 10.20 | |
| 10.3* | AudioEye, Inc. 2016 Incentive Compensation Plan effective December 17, 2015 | 10-K | March 27, 2019 | 10.13 | |
| 10.4* | Form of Restricted Stock Unit Award Agreements for grants under the AudioEye, Inc. 2012, 2014 and 2016 Incentive Compensation Plans | 10-K | March 27, 2019 | 10.30 | |
| 10.5* | Form of Performance Option Agreement for grants under the AudioEye, Inc. 2012, 2014 and 2016 Incentive Compensation Plans | 10-K | March 27, 2019 | 10.31 | |
| 10.6* | Form of Stock Option Agreement for grants under the AudioEye, Inc. 2012, 2014 and 2016 Incentive Compensation Plans | 10-K | March 27, 2019 | 10.32 | |
| 10.7* | AudioEye, Inc. 2019 Equity Incentive Plan (as amended and restated on May 18, 2020) | 10-Q | August 13, 2020 | 10.1 | |
| 10.8* | AudioEye, Inc. 2019 Equity Incentive Plan – Form of Incentive Stock Option Agreement | 8-K | May 14, 2019 | 10.3 | |

| 10.9* | AudioEye, Inc. 2019 Equity Incentive Plan – Form of Nonqualified Stock Option Agreement | 8-K | May 14, 2019 | 10.4 |
|---|---|---|---|---|
| 10.10* | AudioEye, Inc. 2019 Equity Incentive Plan – Form of Restricted Stock Unit Agreement | 8-K | May 14, 2019 | 10.5 |
| 10.11* | AudioEye, Inc. 2020 Equity Incentive Plan, as amended through May 24, 2024 | 8-K | May 24, 2024 | 10.1 |
| 10.12* | Form of Restricted Stock Unit Award Agreement (Time-Based) under the AudioEye, Inc. 2020 Equity Incentive Plan | 8-K | December 10, 2020 | 10.2 |
| 10.13* | Form of Restricted Stock Unit Award Agreement (Non-Employee Director Awards) under the AudioEye, Inc. 2020 Equity Incentive Plan | 8-K | December 10, 2020 | 10.3 |
| 10.14* | Form of Performance Stock Unit Award Agreement (Performance-Based) under the AudioEye, Inc. 2020 Equity Incentive Plan | 8-K | December 10, 2020 | 10.4 |
| 10.15* | Form of Incentive Stock Option Award Agreement under the AudioEye, Inc. 2020 Equity Incentive Plan | 8-K | December 10, 2020 | 10.5 |
| 10.16* | Form of Non-Qualified Stock Option Award Agreement under the AudioEye, Inc. 2020 Equity Incentive Plan | 8-K | December 10, 2020 | 10.6 |
| 10.17* | Form of Other Stock-Based Award Agreement under the AudioEye, Inc. 2020 Equity Incentive Plan | 8-K | December 10, 2020 | 10.7 |
| 10.18* | AudioEye, Inc. Employee Stock Purchase Plan | 8-K | May 24, 2022 | 10.2 |
| 10.19* | Executive Employment Agreement dated July 1, 2015 between Dr. Carr Bettis and AudioEye, Inc. | 8-K | July 8, 2015 | 10.1 |
| 10.20* | Amendment to Executive Employment Agreement dated May 18, 2021 between Dr. Carr Bettis and AudioEye, Inc. | 10-Q | August 11, 2021 | 10.1 |
| 10.21* | Second Amendment to Executive Employment Agreement by and between AudioEye, Inc. and Carr Bettis, dated March 25, 2023 | 8-K | March 28, 2023 | 10.1 |
| 10.22* | Amended and Restated Employment Agreement by and between AudioEye, Inc. and David Moradi, dated April 5, 2022 | 8-K | April 8, 2022 | 10.1 |
| 10.23* | Amendment dated December 26, 2023 to the Amended and Restated Employment Agreement by and between AudioEye, Inc. and David Moradi, dated April 5, 2022 | 8-K | December 28, 2023 | 10.1 |
| 10.24* | Notice of Award of Performance Shares to David Moradi dated August 20, 2020 under the AudioEye, Inc. 2019 Equity Incentive Plan | 8-K | August 24, 2020 | 10.2 |
| 10.25* | Performance Stock Unit Agreement, dated March 11, 2021 between the Company and David Moradi | 8-K | March 15, 2021 | 10.1 |

| | | | | |
|---|---|---|---|---|
| 10.26* | Executive Employment Agreement, dated June 10, 2021, between the Company and Kelly Georgevich | 8-K | June 23, 2021 | 10.1 |
| 10.27 | Loan and Security Agreement, dated as of November 30, 2023, by and between AudioEye, Inc., Springtime, Inc. and SG Credit Partners, Inc. | 10-K | March 7, 2024 | 10.29 |
| 10.28 | Amendment dated as of March 5, 2024 by and between AudioEye, Inc., Springtime, Inc. and SG Credit Partners, Inc. to the Loan and Security Agreement dated as of November 30, 2023 | 8-K | March 6, 2024 | 10.1 |
| 10.29 | First Amendment, Consent and Joinder to Loan and Security Agreement, by and between AudioEye, Inc., ADA Site Compliance, LLC, and SG Credit Partners, Inc., dated as of September 27, 2024 | 8-K | September 30, 2024 | 10.2 |
| 10.30 | At The Market Offering Agreement, dated as of June 5, 2024, by and between AudioEye, Inc. and Craig-Hallum Capital Group LLC | 8-K | June 6, 2024 | 1.1 |
| 10.31 | Form of Securities Purchase Agreement by and between AudioEye, Inc. and each Purchaser dated August 6, 2018 | 8-K | August 7, 2018 | 10.1 |
| 10.32 | Schedule of Certain Parties to Securities Purchase Agreements and Registration Rights Agreements dated as of August 6, 2018 | 10-K | March 27, 2019 | 10.35 |
| 10.33 | Stock Purchase Agreement dated as of March 9, 2022, by and between AudioEye, Inc., Mark Shapiro, Kim Testa, Garry Harstad, Ken Berquist and Betaspring Fund 100, LLC, and Mark Shapiro, as Sellers' Representative | 8-K | March 11, 2022 | 10.1 |
| 10.34 | Membership Interest Purchase Agreement, by and among AudioEye, Inc., ADA Site Compliance, LLC, the Sellers listed on the signature pages thereto, and Scott Trachtenberg, in his capacity as Sellers' Representative, dated as of September 27, 2024, for the acquisition of ADA Site Compliance, LLC | 8-K | September 30, 2024 | 10.1 |
| 10.35* | Form of AudioEye, Inc. Indemnification Agreement (Directors and Executive Officers) | 8-K | December 16, 2019 | 10.1 |
| 14.1 | Code of Business Conduct and Ethics | 10-K | March 27, 2019 | 14.1 |
| 19.1 | Insider Trading Policy | | | X |
| 21 | List of Subsidiaries | | | X |
| 23.1 | Consent of MaloneBailey LLP, Independent Registered Public Accounting Firm | | | X |
| 24.1 | Power of Attorney (included in signature page) | | | X |
| 31.1 | Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | | | X |

| | | | | | |
|---|---|---|---|---|---|
| 31.2 | Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | | | | X |
| 32.1 | Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | X |
| 32.2 | Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | X |
| 97 | AudioEye, Inc. Compensation Recovery Policy | 10-K | March 7, 2024 | 97 | |
| 101.INS | Inline XBRL Instance Document | | | | |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document | | | | X |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document | | | | X |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document | | | | X |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document | | | | X |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document | | | | X |
| 104 | Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document | | | | |
| * | Constitutes a management contract or compensatory plan or arrangement. | | | | |

**Item 16. Form 10-K Summary**

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 12th day of March, 2025.


**AUDIOEYE, INC.**


By: */s/ David Moradi*
David Moradi
Principal Executive Officer

By: */s/ Kelly Georgevich*
Kelly Georgevich
Principal Financial and Accounting Officer


POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Carr Bettis, David Moradi and Kelly Georgevich, or either of them, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| */s/ David Moradi*<br>David Moradi | Chief Executive Officer, Director<br>(Principal Executive Officer) | March 12, 2025 |
| */s/ Kelly Georgevich*<br>Kelly Georgevich | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | March 12, 2025 |
| */s/ Dr. Carr Bettis*<br>Dr. Carr Bettis | Executive Chairman, Director | March 12, 2025 |
| */s/ James Hawkins*<br>James Hawkins | Director | March 12, 2025 |
| */s/ Jamil Tahir*<br>Jamil Tahir | Director | March 12, 2025 |
| */s/ Dr. Katherine Fleming*<br>Dr. Katherine Fleming | Director | March 12, 2025 |

**ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

**AUDIOEYE, INC.**

**CONSOLIDATED FINANCIAL STATEMENTS**

**TABLE OF CONTENTS**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
AudioEye, Inc.

## *Opinion on the Financial Statements*

We have audited the accompanying consolidated balance sheets of AudioEye, Inc. and its subsidiary (collectively, the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

## *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## *Critical Audit Matters*

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

## *Estimate for Valuation of Acquired Customer Relationships Intangible Asset*

### *Description of the Matter*

As discussed in Note 3 to the consolidated financial statements, on September 27, 2024, the Company consummated the business acquisition of ADA Site Compliance (ADA SC) for total consideration of approximately $7 million. The acquisition-date fair value of ADA SC's customer relationships intangible asset was $5.1 million. The fair value of the intangible asset was estimated using a multi-period excess earnings method.

We identified the evaluation of the fair value of customer relationships intangible asset acquired through the ADA SC business combination as a critical audit matter due to the significant judgment required in determining its estimated fair value. The significant assumptions used to estimate the fair value of the intangible asset included certain assumptions that form the basis of the forecasted results, such as revenue growth rates, attrition rates, expense forecasts and discount rates. There was a high degree of auditor judgment and subjectivity in applying audit procedures and evaluating the significant assumptions relating to the estimate, including involvement of our fair value specialist.

*How We Addressed the Matter in Our Audit*

To test the estimated fair value of the customer relationships intangible asset, we performed audit procedures that included, among others, evaluating the prospective financial information, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by the Company, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates used. For example, we assessed the completeness and accuracy of the historical financial information of ADA SC that were used to develop the assumptions related to forecasted revenue and expenses and involved our valuation specialist to assist with our evaluation of the methodology used by the Company and the reasonableness of significant assumptions, and performed independent comparative calculations to estimate the discount rate.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company's auditor since 2011.
Houston, Texas
March 12, 2025

# AUDIOEYE, INC.
## CONSOLIDATED BALANCE SHEETS
## DECEMBER 31, 2024 AND 2023

| (in thousands, except per share data) | | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 5,651 | $ | 9,236 |
| Accounts receivable, net of allowance for doubtful accounts of $511 and $496, respectively | | 5,932 | | 4,828 |
| Prepaid expenses and other current assets | | 537 | | 712 |
| Total current assets | | 12,120 | | 14,776 |
| Property and equipment, net of accumulated depreciation of $294 and $251, respectively | | 215 | | 218 |
| Right of use assets | | 385 | | 611 |
| Intangible assets, net of accumulated amortization of $9,793 and $7,423, respectively | | 10,276 | | 5,783 |
| Goodwill | | 6,661 | | 4,001 |
| Other | | 109 | | 106 |
| Total assets | $ | 29,766 | $ | 25,495 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued expenses | $ | 3,870 | $ | 2,339 |
| Operating lease liabilities | | 199 | | 312 |
| Finance lease liabilities | | — | | 7 |
| Deferred revenue | | 7,502 | | 6,472 |
| Contingent consideration | | — | | 2,399 |
| Total current liabilities | | 11,571 | | 11,529 |
| Long term liabilities: | | | | |
| Term loan, net | | 6,820 | | 6,727 |
| Operating lease liabilities | | 218 | | 417 |
| Deferred revenue | | 16 | | 10 |
| Contingent consideration, long term | | 1,350 | | — |
| Other | | 355 | | 105 |
| Total liabilities | | 20,330 | | 18,788 |
| Stockholders' equity: | | | | |
| Preferred stock, $0.00001 par value, 10,000 shares authorized | | | | |
| Common stock, $0.00001 par value, 50,000 shares authorized, 12,285 and 11,711 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively | | 1 | | 1 |
| Additional paid-in capital | | 105,181 | | 96,182 |
| Accumulated deficit | | (95,746) | | (89,476) |
| Total stockholders' equity | | 9,436 | | 6,707 |
| Total liabilities and stockholders' equity | $ | 29,766 | $ | 25,495 |

See Notes to Consolidated Financial Statements

# AUDIOEYE, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS

| (in thousands, except per share data) | Year ended December 31, | | | |
|---|---|---|---|---|
| | **2024** | | **2023** | |
| Revenue | $ | 35,201 | $ | 31,316 |
| Cost of revenue | | 7,261 | | 6,974 |
| Gross profit | | 27,940 | | 24,342 |
| Operating expenses: | | | | |
| Selling and marketing | | 12,668 | | 11,781 |
| Research and development | | 5,077 | | 6,989 |
| General and administrative | | 13,585 | | 11,537 |
| Total operating expenses | | 31,330 | | 30,307 |
| Operating loss | | (3,390) | | (5,965) |
| Interest income (expense), net | | (864) | | 93 |
| Net loss | $ | (4,254) | $ | (5,872) |
| Net loss per common share-basic and diluted | $ | (0.36) | $ | (0.50) |
| Weighted average common shares outstanding-basic and diluted | | 11,888 | | 11,766 |

See Notes to Consolidated Financial Statements

# AUDIOEYE, INC.
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
## TWO YEARS ENDED DECEMBER 31, 2024

| (in thousands) | Common stock Shares | Amount | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2022 | 11,551 | $ 1 | $ 93,070 | $ (82,482) | $ 10,589 |
| Common stock issued upon settlement of restricted stock units | 483 | — | — | — | — |
| Issuance of common stock for services | 41 | — | — | — | — |
| Common stock issued pursuant to employee stock purchase plan | 15 | — | 67 | — | 67 |
| Surrender of stock to cover tax liability on settlement of employee stock-based awards | (131) | — | (653) | — | (653) |
| Common stock repurchased for retirement | (248) | — | — | (1,122) | (1,122) |
| Stock-based compensation | — | — | 3,698 | — | 3,698 |
| Net loss | — | — | — | (5,872) | (5,872) |
| Balance, December 31, 2023 | 11,711 | $ 1 | $ 96,182 | $ (89,476) | $ 6,707 |
| Issuance of common stock for cash, net of transaction expenses | 293 | — | 6,634 | — | 6,634 |
| Common stock issued upon exercise of options on a cashless basis | 41 | — | — | — | — |
| Common stock issued upon settlement of restricted stock units | 629 | — | — | — | — |
| Issuance of common stock for services | 21 | — | — | — | — |
| Common stock issued pursuant to employee stock purchase plan | 8 | — | 113 | — | 113 |
| Surrender of stock to cover tax liability on settlement of employee stock-based awards | (119) | — | (2,149) | — | (2,149) |
| Common stock repurchased for retirement | (299) | — | — | (2,016) | (2,016) |
| Stock-based compensation | — | — | 4,401 | — | 4,401 |
| Net loss | — | — | — | (4,254) | (4,254) |
| Balance, December 31, 2024 | 12,285 | $ 1 | $ 105,181 | $ (95,746) | $ 9,436 |

See Notes to Consolidated Financial Statements

# AUDIOEYE, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in thousands) | Year ended December 31, | |
| --- | ---: | ---: |
| | 2024 | 2023 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ (4,254) | $ (5,872) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation and amortization | 2,529 | 2,268 |
| Loss on disposal or impairment of long-lived assets | 7 | 235 |
| Stock-based compensation expense | 4,401 | 3,698 |
| Amortization of deferred commissions | 37 | 60 |
| Amortization of debt discount and issuance costs | 94 | 8 |
| Amortization of right-of-use assets | 226 | 358 |
| Change in fair value of liabilities | 140 | 442 |
| Provision for accounts receivable | 236 | 61 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (940) | 529 |
| Prepaid expenses and other assets | 151 | (119) |
| Accounts payable and accruals | 475 | (190) |
| Operating lease liability | (312) | (444) |
| Deferred revenue | (59) | (716) |
| Net cash provided by operating activities | 2,731 | 318 |
| | | |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of equipment | (128) | (171) |
| Software development costs | (1,771) | (1,946) |
| Patent costs | (42) | (39) |
| Payment for acquisition | (5,273) | — |
| Net cash used in investing activities | (7,214) | (2,156) |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Proceeds from common stock offering, net of transaction costs | 6,634 | — |
| Proceeds from term loan, net of lender fees | — | 6,895 |
| Payments for costs directly attributable to the issuance of term loan | — | (71) |
| Proceeds from employee stock purchase plan | 113 | 67 |
| Payments related to settlement of employee shared-based awards | (2,149) | (653) |
| Settlement of contingent consideration | (1,677) | (908) |
| Repurchase of common stock | (2,016) | (1,122) |
| Repayments of finance leases | (7) | (38) |
| Net cash provided by financing activities | 898 | 4,170 |
| | | |
| Net increase (decrease) in cash and cash equivalents | (3,585) | 2,332 |
| Cash and cash equivalents - beginning of period | 9,236 | 6,904 |
| Cash and cash equivalents - end of period | $ 5,651 | $ 9,236 |
| | | |
| SUPPLEMENTAL CASH FLOW DISCLOSURES | | |
| Interest paid | $ 1,041 | $ 4 |
| Income taxes paid | — | — |
| | | |
| Non-cash investing and financing activities: | | |
| Purchases of property and equipment included in accounts payable | — | 15 |
| Reduction in right-of-use asset in connection with a partial lease termination | — | 38 |
| Reduction in lease liability in connection with a partial lease termination | — | 40 |
| Debt discount included in long term liabilities | — | 105 |
| Contingent consideration recorded in connection with acquisition | 1,250 | — |

See Notes to Consolidated Financial Statements

## NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

AudioEye, Inc. and its wholly-owned subsidiary, ADA Site Compliance, LLC ("we", "us", "our", "AudioEye" or the "Company") operate in one segment as a provider of patented, Internet content publication and distribution software and related services that enables conversion of digital content into accessible formats and allows for real time distribution to end users on any Internet connected device. The Company's focus is to create more comprehensive access to Internet, and other media to all people regardless of their device, location, or disabilities.

Our common stock is listed on The Nasdaq Capital Market under the symbol "AEYE" since September 4, 2018. Prior to September 4, 2018, our common stock was listed on the OTCQB and the OTC Bulletin Board since April 15, 2013 under the same symbol.

## NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been consistently applied in the preparation of the consolidated financial statements. The Company has a fiscal year ending on December 31.

All amounts in the consolidated financial statements, notes and tables have been rounded to the nearest thousand dollars, except share and per share amounts, unless otherwise indicated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the consolidated financial statements and during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to stock-based compensation, allowance for doubtful accounts, and intangible assets. Actual results may differ from these estimates.

Revenue Recognition

We derive our revenue primarily from the sale of internally-developed software by a software-as-a-service ("SaaS") delivery model, as well as from professional services, through our direct sales force or through third-party resellers. Our SaaS fees include support and maintenance.

We recognize revenue in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"). The core principle of ASC 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

We determine revenue recognition through the following five steps:

- Identify the contract with the customer;

- Identify the performance obligations in the contract;

- Determine the transaction price;

- Allocate the transaction price to the performance obligations in the contract; and

- Recognize revenue when, or as, the performance obligations are satisfied.

Performance obligations are the unit of accounting for revenue recognition and generally represent the distinct goods or services that are promised to the customer. If we determine that we have not satisfied a performance obligation, we will defer recognition of the revenue until the performance obligation is deemed to be satisfied. SaaS agreements are generally non-cancelable, although clients typically have the right to terminate their contracts for cause if we fail to perform material obligations.

Our SaaS revenue is comprised of fixed subscription fees from customer accounts on our platform related to our software products. Our support revenue is comprised of subscription fees for customers for periodic auditing, human-assisted technological remediations, legal support, and other professional services. SaaS and support (also referred to as "subscription") revenue is recognized on a ratable basis over the contractual subscription term of the arrangement beginning on the date that our service is made available to the customer. Certain SaaS and support fees are invoiced in advance on an annual, semi-annual, or quarterly basis. Any funds received for services not provided yet are held in deferred revenue and are recorded as revenue when the related performance obligations have been satisfied.

Non-subscription revenue consists primarily of PDF remediation and one-time website and mobile application reporting services, and is recognized upon delivery. Consideration payable under PDF remediation arrangements is based on usage. Consideration payable under non-subscription website and mobile application reporting services arrangements is based on fixed fees.

The following table presents our revenues disaggregated by sales channel:

| (in thousands) | Year ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2024 | | 2023 | |
| Partner and Marketplace | $ | 20,249 | $ | 18,027 |
| Enterprise | | 14,952 | | 13,289 |
| Total revenues | $ | 35,201 | $ | 31,316 |

The Company records accounts receivable for amounts invoiced to customers for which the Company has an unconditional right to consideration as provided under the contractual arrangement. Deferred revenue includes payments received in advance of performance under the contract and is reported on an individual contract basis at the end of each reporting period. Deferred revenue is classified as current or noncurrent based on the timing of when we expect to recognize revenue.

The table below summarizes our deferred revenue as of December 31, 2024 and 2023:

| (in thousands) | December 31, 2024 | | December 31, 2023 | |
| --- | --- | --- | --- | --- |
| Deferred revenue - current | $ | 7,502 | $ | 6,472 |
| Deferred revenue - noncurrent | | 16 | | 10 |
| Total deferred revenue | $ | 7,518 | $ | 6,482 |

In the year ended December 31, 2024, we recognized $6,449,000, or 99%, in revenue from deferred revenue outstanding as of December 31, 2023.

We had one major customer (including the customer's affiliates reflecting multiple contracts and a partnership with the Company) which accounted for approximately 15% and 17% of our revenue in the years ended December 31, 2024 and 2023, respectively.

One customer represented 14% and 16%, respectively, of total accounts receivable as of December 31, 2024 and 2023.

Deferred Costs (Contract acquisition costs)

We capitalize initial and renewal sales commissions in the period the commission is earned, which generally occurs when a customer contract is obtained, and amortize deferred commission costs on a straight-line basis over the expected period of benefit, which we have deemed to be the contract term. As a practical expedient, we expense sales commissions as incurred when the amortization period of related deferred commission costs would have been one year or less.

The table below summarizes the deferred commission costs as of December 31, 2024 and 2023:

| (in thousands) | As of December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Deferred costs – current | $ 28 | $ 20 |
| Deferred costs - noncurrent | 32 | 2 |
| Total deferred costs | $ 60 | $ 22 |

Amortization expense associated with sales commissions was included in selling and marketing expenses on the statements of operations and totaled $37,000 and $60,000 for the years ended December 31, 2024 and 2023, respectively.

Cost of Revenue

Cost of revenue consists primarily of employee-related costs, including payroll, benefits and stock-based compensation expense for our technology operations and customer experience teams, fees paid to our managed hosting providers and other third-party service providers, amortization of capitalized software development costs and acquired technology, and allocated overhead costs.

Cash and Cash Equivalents

The Company considers cash and any short-term, highly liquid investments with maturities of three months or less as cash and cash equivalents.

Allowance for Doubtful Accounts

The Company adjusts accounts receivable down to net realizable value with its allowance methodology. In determining the allowance for doubtful accounts for estimated losses, aged receivables are analyzed periodically by management. Each identified receivable is reviewed based upon historical collection experience, financial condition of the client and the status of any open or unresolved issues with the client preventing the payment thereof. Corrective action, if necessary, is taken by the Company to resolve open issues related to unpaid receivables. The allowance for doubtful accounts was $511,000 and $496,000 at December 31, 2024 and 2023, respectively. The Company believes that its reserve is adequate, however results may differ in future periods. For the years ended December 31, 2024 and 2023, bad debt expense totaled $236,000 and $61,000, respectively.

Property and Equipment

Property and equipment includes office and computer equipment. Property and equipment are carried at the cost of acquisition and depreciated using the straight-line method over their estimated useful lives, which typically is 3 years. Costs associated with repairs and maintenance are expensed as incurred. Upon disposition of property and equipment, the cost and the related accumulated depreciation associated with the disposed asset are removed from the accounts and any gain or loss on disposition is included in the results of operations in the year of disposal.

Property and equipment acquired in the years ended December 31, 2024 and 2023 totaled $128,000 and $183,000, respectively. Depreciation expense was $109,000 and $98,000 for the years ended December 31, 2024 and 2023, respectively.

Capitalized Software Development Costs

In accordance with ASC 350-40, the Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use when both the preliminary project stage is completed, and it is probable that the software will be used as intended, until the software is available for general release. Capitalized software costs include (i) external direct costs of developing or obtaining computer software, and (ii) compensation and related benefits for employees who are directly associated with the software project.

Capitalized software costs are included in intangible assets on our consolidated balance sheet and amortized on a straight-line basis when placed into service over the estimated useful lives of the software, which is typically three years. Amortization expense is included in cost of revenue on the statements of operations and totaled $1,702,000 and $1,510,000 for the years ended December 31, 2024 and

2023, respectively. The Company reviews the carrying value for impairment whenever facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Refer to Note 4 – Intangible Assets for additional information regarding our Capitalized Software Development Costs.

Patents

We capitalize patent application costs, including registration, documentation, and other legal fees associated with the application, which are incurred through the month the patent application is filed. Costs associated with provisional application filings are expensed as incurred. Costs incurred to renew or extend the term of recognized intangible assets, including patent annuities and fees, and costs incurred in prosecuting alleged infringements of our patents are expensed as incurred. Patents are included in intangible assets on our consolidated balance sheet.

We amortize capitalized patent costs on a straight-line basis over their estimated useful lives, which is generally 5 years, beginning with the date the patents are issued. We evaluate the capitalized costs for impairment and write off the carrying value of abandoned patents or patent applications. We also write off capitalized costs associated to patents not granted. Refer to Note 4 – Intangible Assets for additional information regarding our patents.

Goodwill, Intangible Assets and Long-Lived Assets

Goodwill is tested for impairment at least annually, and more frequently upon the occurrence of certain events that may indicate that the carrying value of goodwill may not be recoverable. Events or circumstances that could trigger an impairment test include, but are not limited to, a significant adverse change in the business climate or in legal factors, an adverse action or assessment by a regulator, a loss of key personnel, significant changes in the strategy for our overall business, significant negative industry or economic trends, significant underperformance relative to operating performance indicators, a significant decline in market capitalization and significant changes in competition. We complete our annual impairment test during the fourth quarter of each year, at the reporting unit level, which is at the company level since we operate in one single reporting segment.

Intangible assets with a finite life are amortized over their estimated useful lives.

We evaluate the need for an impairment charge relating to long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the following to be some examples of indicators that may trigger an impairment review: (i) actual undiscounted cash flows significantly below historical or projected future undiscounted cash flows for the associated assets; (ii) significant changes in the manner or use of the assets or in our overall strategy with respect to the manner or use of the assets or changes in our overall business strategy; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; and (v) a significant decline in our stock price for a sustained period of time.

Once we determine that a potential impairment indicator exists, we perform the test for recoverability by comparing the estimated future undiscounted cash flows associated with the intangible assets with the intangible asset's carrying amount. Where the carrying value of the intangible asset exceeds the future undiscounted cash flows associated with the intangible assets, it is determined that the value of those intangible assets cannot be recovered. For an intangible asset failing the recoverability test, an impairment charge is recorded for the difference between the carrying value and the estimated fair value. No impairment losses associated with goodwill or intangible assets were incurred during the years ended December 31, 2024 and 2023.

Fair Value of Financial Instruments

Fair value is an estimate of the exit price, representing the amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market participant assumptions in the absence of observable market information. Assets and liabilities required to be measured at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

The table below provides information on our assets and liabilities that are measured at fair value on a recurring basis:

| (in thousands) | Fair Value | Fair Value Hierarchy |
|---|---|---|
| Contingent consideration (1), December 31, 2024. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,350 | Level 3 |
| Contingent consideration (2), December 31, 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 2,399 | Level 3 |

(1) Contingent consideration as of December 31, 2024 is a liability recorded in connection with the acquisition of ADA Site Compliance, LLC ("ADA Site Compliance") in the third quarter of 2024. The fair value of the contingent consideration was determined by management with the assistance of an independent third-party valuation specialist using the Monte-Carlo simulation. We expect to settle the liability in the second quarter of 2026. Refer to Note 3 – Acquisitions for additional information on the ADA Site Compliance acquisition.

(2) Contingent consideration as of December 31, 2023 is a liability recorded in connection with the acquisition of the Bureau of Internet Accessibility Inc. ("BOIA") in the first quarter of 2022. The fair value of the contingent consideration was determined by management with the assistance of an independent third-party valuation specialist using the Monte-Carlo simulation. The liability was paid in full in the second quarter of 2024. Refer to Note 3 – Acquisitions for additional information on the BOIA acquisition.

Debt Discount and Debt Issuance Costs

Costs related to the issuance of debt due to the lender (debt discount) or to third parties (debt issuance costs) are capitalized and amortized to interest expense based on the effective interest method over the term of the related debt. Debt discount and debt issuance costs are presented on the Company's consolidated balance sheets as a direct deduction from the carrying amount of our term loan.

Business Combinations

The assets acquired, liabilities assumed and contingent consideration are recorded at their estimated fair value on the acquisition date with subsequent changes recognized in earnings. These estimates are inherently uncertain and are subject to refinement. Management develops estimates based on assumptions as a part of the purchase price allocation process to value the assets acquired and liabilities assumed as of the business combination date. As a result, the Company may recognize adjustments to provisional amounts of assets acquired or liabilities assumed in earnings in the reporting period in which the adjustments are determined.

Acquisition-related expenses primarily consist of legal, accounting, and other advisory fees associated and are recorded in the period in which they are incurred.

Stock-Based Compensation

The Company periodically issues options, restricted stock units ("RSUs"), and shares of its common stock, as compensation for services received from its employees, directors, and consultants. The fair value of the award is measured on the grant date. The fair value amount is then recognized as expense over the requisite vesting period during which services are required to be provided in exchange for the award. We recognize forfeitures as they occur. Stock-based compensation expense is recorded in the same expense classifications in the consolidated statements of operations as if such amounts were paid in cash.

The fair value of options awards is measured on the grant date using a Black-Scholes option pricing model, which includes assumptions that are subjective and are generally derived from external data (such as risk-free rate of interest) and historical data (such as volatility factor, expected term, and forfeiture rates).

We estimate the fair value of restricted stock unit awards with time- or performance-based vesting using the value of our common stock on the grant date. We estimate the fair value of market-based restricted stock unit awards as of the grant date using the Monte Carlo simulation model.

We expense the compensation cost associated with time-based options and RSUs as the restriction period lapses, which is typically a one- to three-year service period with the Company. Compensation expense related to performance-based options and RSUs is recognized on a straight-line basis over the requisite service period, provided that it is probable that performance conditions will be achieved, with probability assessed on a quarterly basis and any changes in expectations recognized as an adjustment to earnings in the period of the change. Compensation cost is not recognized for service- and performance-based awards that do not vest because service or performance conditions are not satisfied, and any previously recognized compensation cost is reversed. Compensation costs related to awards with market conditions are recognized on a straight-line basis over the requisite service period regardless of whether the market condition is satisfied and is not reversed provided that the requisite service period derived from the Monte-Carlo simulation has been completed. If vesting occurs prior to the end of the requisite service period, expense is accelerated and fully recognized through the vesting date.

Earnings (Loss) Per Share ("EPS")

Basic EPS is calculated by dividing net income (loss) available to common stockholders by the weighted average number of shares of the Company's common stock outstanding during the period. Diluted EPS is calculated based on the net income (loss) available to common stockholders and the weighted average number of shares of common stock outstanding during the period, adjusted for the effects of all potential dilutive common stock issuances related to options and restricted stock. The dilutive effect of our stock-based awards is computed using the treasury stock method, which assumes all stock-based awards are exercised and the hypothetical proceeds from exercise are used to purchase common stock at the average market price during the period. The incremental shares (i.e., the difference between shares assumed to be issued versus purchased), to the extent they would have been dilutive, are included in the denominator of the diluted EPS calculation. However, when a net loss exists, no potential common stock equivalents are included in the computation of the diluted per-share amount because the computation would result in an anti-dilutive per-share amount.

Potentially dilutive securities outstanding as of December 31, 2024 and 2023, which were excluded from the computation of basic and diluted net loss per share for the years then ended, are as follows:

| (in thousands) | December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Options | 36 | 112 |
| Restricted stock units | 1,315 | 1,707 |
| Total | 1,351 | 1,819 |

Stock Repurchases

In the fourth quarter of 2023, the Board of Directors of the Company approved a program to repurchase up to $5 million of its outstanding shares of common stock through December 31, 2025. In the twelve months ended December 31, 2024 and 2023, we used $2.02 million and $1.12 million of the program to repurchase shares, respectively. As of December 31, 2024, we had $1.86 million remaining for the repurchase of shares. In March 2025, this share repurchase program was terminated.

Shares repurchased by the Company were immediately retired. The Company made an accounting policy election to charge the excess of the repurchase price over par value entirely to retained earnings.

Employee Stock Purchase Plan

In May 2022, the stockholders of the Company approved the Company's Employee Stock Purchase Plan (the "ESPP"), which provides for the issuance of up to 500,000 shares of common stock. Eligible employees may elect to have a percentage of eligible compensation withheld to purchase shares of our common stock at the end of each purchase period. The Company expects each purchase period to be the six-month periods ending on June 30 or December 31 of each calendar year. The purchase price per share was 85% of the fair market value of our common stock on the last trading day of each purchase period through 2024. Beginning in 2025, the purchase price per share will equal 85% of the fair market value of our common stock on the first day or the last trading day of each purchase period, whichever amount is lower. Under the ESPP, a participant may not be granted rights to purchase more than $25,000 worth of common stock for each calendar year and no participant may purchase more than 1,500 shares of our common stock (or such other number as the Compensation Committee may designate) on any one purchase date. As of December 31, 2024, 23,611 shares had been issued under the ESPP and 476,389 shares remained available under the plan.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the normal course of business. In determining loss contingencies, we consider the likelihood of the loss or impairment of an asset and the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether to accrue for a loss contingency and adjust any previous accrual.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

The Company has net operating loss carryforwards available to reduce future taxable income. Future tax benefits for these net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. To the extent that the Company will not realize a future tax benefit, a valuation allowance is established.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We plan to adopt ASU 2023-09 in our fiscal year 2025. The adoption of this ASU will not affect the Company's consolidated results of operations, financial position or cash flows.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* to enhance disclosures about significant segment expenses for public entities reporting segment information under ASC Topic 280. The amendments require public entities to disclose significant expense categories for each reportable segment, other segment items, the title and position of the chief operating decision-maker, and interim disclosures of certain segment-related information previously required only on an annual basis. The amendments clarify that entities reporting single segments must disclose both the new and existing segment disclosures under Topic 280, and a public entity is permitted to disclose multiple measures of segment profit or loss if certain criteria are met. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of ASU 2023-07 did not have a significant impact on the Company's consolidated financial statements. See Note 10, *Segment Information*, for the required disclosures.

## NOTE 3 — ACQUISITIONS

ADA Site Compliance, LLC

On September 27, 2024, we entered into a Membership Interest Purchase Agreement and acquired all the outstanding equity interests of ADA Site Compliance, a Delaware limited liability company which provides audits and best practices to help organizations create websites that are accessible and compliant to Web Content Accessibility Guidelines ("WCAG") standards. The acquisition provides an opportunity to expand on ADA Site Compliance's existing customer relationships by migrating customers to AudioEye's products and further expanding revenue. The aggregate consideration for the purchase of ADA Site Compliance was approximately $7.0 million (at fair value), consisting of $3.4 million cash payment at closing, $2.35 million in unsecured promissory notes payable to the sellers within 60 days following the closing (collectively, the "Note Payable"), and an estimated $1.25 million in aggregate contingent consideration to be paid in cash in the second quarter of 2026 if and to the extent certain earn-outs are satisfied. Actual contingent consideration is based on satisfaction of the earn-out conditions related to certain annual recurring revenue ("ARR") and non-recurring revenue ("NRR") targets measured as of December 31, 2025 and may differ from estimated contingent consideration recognized at acquisition, therefore a range of undiscounted payment outcomes cannot be estimated.

We accounted for the acquisition of ADA Site Compliance as a business combination in accordance with FASB ASC 805, "Business Combinations" ("ASC 805"). Accordingly, under the acquisition method of accounting, the preliminary purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date as follows:

| (in thousands) | Balance at September 27, 2024 |
| --- | --- |
| Assets purchased: | |
| Cash | $ 284 |
| Accounts receivable | 400 |
| Other assets | 15 |
| Customer relationships (1) | 5,100 |
| Goodwill (2) | 2,661 |
| Total assets purchased | 8,460 |
| | |
| Liabilities assumed: | |
| Accounts payable and accrued liabilities | 360 |
| Deferred revenue | 1,095 |
| Total liabilities assumed | 1,455 |
| | |
| Net assets acquired | 7,005 |
| | |
| Consideration: | |
| Cash paid | 3,407 |
| Note payable (3) | 2,348 |
| Contingent consideration liability (4) | 1,250 |
| Total consideration | $ 7,005 |

(1) Represents an acquired intangible asset that will be amortized on a straight-line basis over its estimated useful life of 8 years.

(2) Goodwill represents the excess of purchase price over the estimated fair value of net tangible and intangible assets acquired. The amount of goodwill expected to be deductible for tax purposes is $2,661,000. Goodwill primarily relates to the expected synergies from combining operations of the Company and ADA Site Compliance and the value of the acquired workforce.

(3) Represents the fair value of the Note Payable in the aggregate principal amount of $2,400,000.

(4) The fair value of the contingent consideration liability under the earn-out was determined using the Monte-Carlo simulation. The key assumptions used in the Monte-Carlo simulation were as follows: ARR and NRR metrics for the earn-out period, NRR discount rate of 7.5%, ARR discount rate of 6.5%, expected NRR volatility of 12.5%, expected ARR volatility of 7.5%, risk-free rate of 3.9%, buyer specific counterparty credit risk of 14.25%, and discount period of 1.62 years.

The preliminary purchase price allocations to assets acquired and liabilities assumed are subject to adjustments as information is obtained about facts and circumstances that existed at the acquisition date including, but not limited to, certain customary post-closing adjustments such as the finalization of working capital. The final fair value determination of the assets acquired and liabilities assumed will be completed prior to one year from the acquisition date, consistent with ASC 805.

In the twelve months ended December 31, 2024, we recorded $100,000 in change in the fair value of contingent consideration, which is included on our consolidated statements of operations within General and administrative expenses.

In the twelve months ended December 31, 2024, we incurred $520,000 in transaction costs related to the acquisition of ADA Site Compliance, which is included on our consolidated statements of operations within General and administrative expenses.

Due to the rapid integration of ADA Site Compliance into the Company's operations, including the migration of some of ADA Site Compliance's customers to AudioEye's products, it is impractical to determine the revenue and earnings attributable to ADA Site Compliance since its acquisition in September 2024.

*Pro Forma Financials*

The following unaudited pro forma results of operations for the year ended December 31, 2024 and 2023 assumes ADA Site Compliance had been acquired on January 1, 2023.

The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the acquisition had been completed on January 1, 2023, nor does it purport to project the results of operations of the combined Company in future periods. The pro forma financial information does not give effect to any anticipated integration costs savings or expenses related to the acquired company.

| | Pro Forma Combined Financials (unaudited) | |
| | Year ended December 31, | |
| (in thousands) | 2024 | 2023 |
|---|---|---|
| Revenue | $ 36,850 | $ 33,456 |
| Net loss attributed to common shareholders | (3,376) | (5,517) |

For purposes of the pro forma disclosures above, results for the year ended December 31, 2024 exclude $520,000 in acquisition expense.

Bureau of Internet Accessibility Inc.

On March 9, 2022, we entered into a Stock Purchase Agreement to acquire all the outstanding equity interests of BOIA. The aggregate consideration for the purchase of BOIA was approximately $7.5 million (at fair value), consisting of $5.1 million cash payment at closing, $0.2 million cash received in the third quarter of 2022 resulting from net working capital adjustments, and an estimated $2.6 million in aggregate contingent consideration paid in cash following the one- and two-year anniversary of the closing date. Actual aggregate contingent consideration was based on BOIA's revenues for 2022 and 2023. In the first quarter of 2023, we made a $974,000 cash payment towards the contingent consideration liability. In the second quarter of 2024, we made a $2,387,000 cash payment to settle the contingent consideration liability associated with the BOIA acquisition in full.

We accounted for the acquisition of BOIA as business combination in accordance with ASC 805. Accordingly, under the acquisition method of accounting, we allocated the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values, and recognized goodwill for the excess of purchase price over the estimated fair value of net tangible and intangible assets acquired.

In the twelve months ended December 31, 2024 and 2023, we recorded $12,000 and $(442,000), respectively, in income (expense) related to the change in the fair value of contingent consideration, which is included in General and administrative expense in the accompanying consolidated statements of operations.

## NOTE 4 — INTANGIBLE ASSETS

Intangible assets as of December 31, 2024 and 2023 consisted of the following:

| | December 31, | |
|---|---|---|
| (in thousands) | 2024 | 2023 |
| **Finite-lived assets:** | | |
| Patents | $ 3,941 | $ 3,899 |
| Capitalized software development costs | 7,428 | 5,657 |
| Customer relationships | 8,700 | 3,600 |
| Trade name | — | 50 |
| Accumulated amortization | (9,793) | (7,423) |
| **Intangible assets, net** | $ 10,276 | $ 5,783 |

As of December 31, 2024 and 2023, capitalized cost associated with pending patents totaled $56,000 and $47,000, respectively.

For the year ended December 31, 2024, software development costs capitalized totaled $1,771,000. For the year ended December 31, 2023, software development costs capitalized totaled $1,946,000.

In 2024, we recorded $5,100,000 in customer relationships in connection with the acquisition of ADA Site Compliance. We amortize our customer relationships on a straight-line basis over the estimated useful lives. Refer to Note 3 – Acquisitions for additional information on the ADA Site Compliance acquisition. Refer to Note 2 – Significant Accounting Policies for additional information regarding our intangible assets, including specific information on our patents and capitalized software development costs.

The following table summarizes amortization expense associated with intangible assets for the fiscal years ended December 31, 2024 and 2023:

| | Year ended December 31, | |
|---|---|---|
| (in thousands) | 2024 | 2023 |
| Patents | $ 34 | $ 29 |
| Capitalized software development costs | 1,702 | 1,510 |
| Customer relationships | 679 | 606 |
| Trade name | 5 | 25 |
| Total amortization expense | $ 2,420 | $ 2,170 |

The weighted average remaining useful life of our finite-lived intangible assets (in years) as of December 31, 2024 are as follows:

| Weighted average remaining amortization period (in years) | |
|---|---|
| Patents | 3.8 |
| Capitalized software development costs | 2.1 |
| Customer relationships | 6.7 |

For the years ended December 31, 2024 and 2023, loss on impairment of intangible assets totaled zero.

## NOTE 5 — LEASE LIABILITIES AND RIGHT OF USE ASSETS

We determine whether an arrangement is a lease at inception. Right-of-use assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease.

Finance Leases

The Company had finance leases to purchase computer equipment that expired in the second quarter of 2024. The amortization expense of the leased equipment was included in depreciation expense. As of December 31, 2024 and 2023, the Company's outstanding finance lease obligations totaled zero and $7,000, respectively. The effective interest rate of the finance leases is estimated at 6.0% based on the implicit rate in the lease agreements.

Operating Leases

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the expected lease term. Since our lease arrangements do not provide an implicit rate, we use our estimated incremental borrowing rate for the expected remaining lease term at commencement date in determining the present value of future lease payments. Operating lease expense is recognized on a straight-line basis over the lease term.

The Company has operating leases for office space in Tucson, Arizona, and New York, New York. The lease for the principal office located in Tucson consists of approximately 627 square feet and ends in October 2025. The lease for the New York office, which consists of approximately 5,000 square feet, commenced in January 2022 and will expire in December 2026.

In the second quarter of 2024, the Company entered into an agreement to sublease office space in Miami Beach, Florida, on a month-to-month basis. In addition, the Company entered into membership agreements to occupy shared office space in other locations. Because these agreements do not qualify as a lease under ASC 842, we expense the related rent and membership fees as they are incurred.

In the first quarter of 2023, we closed our Marietta, Georgia office. As a result of abandoning the office space prior to its lease expiration in August 2024, we wrote off the associated right-of-use asset in full and recognized a $146,000 loss on impairment, which is included in General and administrative in the accompanying Consolidated Statement of Operations.

The Company made operating lease payments in the amount of $363,000 and $520,000 during the years ended December 31, 2024 and 2023, respectively.

The following summarizes the total lease liabilities and remaining future minimum lease payments at December 31, 2024 (in thousands):

| Year ending December 31, | | Operating Leases |
|---|---|---|
| 2025 | $ | 219 |
| 2026 | | 225 |
| Total minimum lease payments | | 444 |
| Less: present value discount | | (27) |
| Total lease liabilities | $ | 417 |
| Current portion of lease liabilities | $ | 199 |
| Long term portion of lease liabilities | $ | 218 |

The following summarizes expenses associated with our finance and operating leases for the years ended December 31, 2024 and 2023:

| | Year ended December 31, | |
|---|---|---|
| (in thousands) | 2024 | 2023 |
| Finance lease expenses: | | |
| Depreciation expense | $ 6 | $ 31 |
| Interest on lease liabilities | — | 2 |
| Total Finance lease expense | 6 | 33 |
| Operating lease expense | 278 | 434 |
| Short-term lease and related expenses | 424 | 283 |
| Total lease expenses | $ 708 | $ 750 |

The following table provides information about the remaining lease terms and discount rates applied as of December 31, 2024 and 2023:

| | As of December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| Weighted average remaining lease term (years) | | |
| Operating Leases | 2.00 | 2.58 |
| Finance Leases | — | 0.35 |
| Weighted average discount rate (%) | | |
| Operating Leases | 6.00 | 6.00 |
| Finance Leases | 6.00 | 6.00 |

## NOTE 6 — DEBT

On November 30, 2023, the Company entered into a Loan and Security Agreement (the "Loan Agreement") with SG Credit Partners, Inc., a Delaware corporation (the "Lender"). The Loan Agreement provides for a $7.0 million term loan, which is due and payable on the maturity date of November 30, 2026. The interest rate is 6.25% in excess of the base rate, which is defined as the greater of the prime rate and 7.00% per annum, payable in cash on a monthly basis. In the event of default under the Loan Agreement, the Company would be required to pay interest on principal and all other due and unpaid obligations at the current rate in effect plus 3.00%. The proceeds of the term loan may be used to repurchase shares of the Company's common stock, to fund the contingent consideration associated with the BOIA acquisition, and for working capital and general corporate purposes.

The term loan has a prepayment fee for payments made (i) on or before the 1st anniversary of the closing date equal to a make-whole amount plus 3% of the outstanding principal balance, (ii) after the 1st anniversary of the closing date but before the 2nd anniversary of the closing date equal to 2.00%, and (iii) after the 2nd anniversary of the closing date but before the maturity date equal to 1.00%. The Company paid a commitment fee equal to $105,000 on the closing date and is required to pay an exit fee equal to $105,000 upon the earlier of repayment in full of the obligations, the maturity date and the occurrence of a liquidity event. The commitment and exit fees payable to the lender were recorded as debt discount. The exit fee was included within long term liabilities on our consolidated balance sheet as of December 31, 2024. The Company also incurred $71,000 in third-party expenses in connection with the term loan, which were recorded as debt issuance costs. Debt discount and debt issuance costs are presented as a direct deduction from the carrying amount of our term loan and are amortized to interest expense over the term of the loan using the effective interest method. In 2024, amortization of debt discount and debt issuance costs totaled $70,000 and $24,000, respectively. In 2023, amortization of debt discount and debt issuance costs totaled $6,000 and $2,000, respectively.

On September 27, 2024, concurrently with the acquisition of ADA Site Compliance, we entered into a First Amendment to the Loan Agreement. Pursuant to the First Amendment, the Loan Agreement was amended to allow the Company to (a) make earn-out payments in accordance with the terms and conditions of the purchase agreement for ADA Site Compliance, so long as no event of default has occurred and is continuing immediately prior to such payment or would exist immediately after making such payment and we have liquidity of at least $3.0 million after making such payment, and (b) make payments on the Note Payable, so long as no event of default has occurred and is continuing immediately prior to such payment or would exist immediately after making such payment and we have liquidity of at least $3.0 million after making such payment.

The Loan Agreement is secured by substantially all of our assets and contains certain customary financial covenants, including the requirements that the Company maintain (i) minimum liquidity of $2.0 million, subject to a higher minimum liquidity requirement in order to make certain payments; and; (ii) minimum monthly recurring revenue levels measured on a trailing three month average basis as of the last day of each calendar month. The minimum monthly recurring revenue levels commenced at $2.3 million and increase for each month after the month ending November 30, 2024 to the greater of $2.3 million and 105% of Borrowers' monthly recurring revenue for the applicable month in the prior year. The Company was in compliance with the applicable financial loan covenants at December 31, 2024.

As of December 31, 2024, outstanding principal balance of the term loan totaled $7,000,000 and accrued interest thereon totaled $84,000.

## NOTE 7 — COMMITMENTS AND CONTINGENCIES

Litigation

We may become involved in various routine disputes and allegations incidental to our business operations. While it is not possible to determine the ultimate disposition of these matters, management believes that the resolution of any such matters, should they arise, is not likely to have a material adverse effect on our financial position or results of operations.

## NOTE 8 — STOCK-BASED COMPENSATION

On December 9, 2020, the 2020 Equity Incentive Plan (the "2020 Plan") was approved, replacing the 2019 Equity Incentive Plan. The 2020 Plan, as amended on May 24, 2024, provides for the issuance of up to 4,000,000 shares of the Company's common stock to the Company's employees, non-employee directors, consultants and advisors. Awards under the 2020 Plan can be granted in the form of stock options, stock appreciation rights, restricted stock, stock units, other stock-based awards and cash incentive awards. Outstanding awards issued under previous equity incentive plans will continue to be governed by their respective terms until exercised, expired or otherwise terminated or canceled, but no further equity awards will be made under those plans.

The following table summarizes the stock-based compensation expense recorded for the years ended December 31, 2024 and 2023:

| (in thousands) | Year ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Stock Options | $ 5 | $ 157 |
| RSUs | 3,978 | 3,310 |
| Unrestricted Shares of Common Stock | 398 | 219 |
| Employee stock purchase plan | 20 | 12 |
| Total | $ 4,401 | $ 3,698 |

As of December 31, 2024, the outstanding unrecognized stock-based compensation expense related to restricted stock units ("RSUs") was $4,747,000, which may be recognized through January 2028, subject to achievement of service, performance, and market conditions.

Stock Options

Options granted under our equity incentive plans generally have terms of five years, and typically vest and become fully exercisable ratably over three years of continuous service to the Company from the date of grant.

The following table summarizes the stock option activity for the years ended December 31, 2024 and 2023:

| | Number of Options | Weighted Average Exercise Price | Weighted Average Remaining Term | Exercisable | Intrinsic Value of Options |
| --- | --- | --- | --- | --- | --- |
| Outstanding at December 31, 2022 | 156,054 | $ 12.81 | 3.01 | 108,460 | $ — |
| Forfeited/Expired | (43,775) | 19.57 | | | |
| Outstanding at December 31, 2023 | 112,279 | $ 10.17 | 1.98 | 110,570 | $ 13,262 |
| Exercised | (68,172) | 10.00 | | | |
| Forfeited/Expired | (7,640) | 9.88 | | | |
| Outstanding at December 31, 2024 | 36,467 | $ 10.55 | 1.85 | 36,467 | $ 219,942 |

There were no options granted in 2024 and 2023.

Restricted Stock Units

We issue RSUs to employees, officers, directors, and consultants of the Company. The restrictions on time-based RSUs generally lapse over a one- to three-year term of continuous service from the date of grant.

The following table summarizes the RSU activity for year ended December 31, 2024:

| | Number of RSUs | Weighted Average Grant Date Fair Value | Vested | Unvested |
|---|---|---|---|---|
| Restricted stock units outstanding as of December 31, 2023 . . . . . . . . . . . . . . . . . | 1,707,258 | $ 6.54 | 477,898 | 1,229,360 |
| Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 357,466 | 14.82 | | |
| Settled . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (628,585) | 6.86 | | |
| Forfeited/Canceled . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (121,384) | 6.29 | | |
| Restricted stock units outstanding at December 31, 2024 . . . . . . . . . . . . . . . . . . | 1,314,755 | $ 8.65 | 398,053 | 916,702 |

In the second quarter of 2022, we granted 400,000 time-based RSUs to our CEO, which will vest over four different dates through August 20, 2025, subject to his continued employment with the Company. For the year ended December 31, 2024 and 2023, we recorded $361,000 and $370,000, respectively, in stock-based compensation expense related to these time-based RSUs.

## NOTE 9 — INCOME TAXES

For the years ended December 31, 2024 and 2023, federal and state income tax expense totaled zero.

The Company has net operating loss carryforwards available to reduce future taxable income. At December 31, 2024, the Company had U.S. federal net operating loss carry forwards of $53,856,000, of which (i) $14,235,000 expire at various dates through fiscal 2037, and (ii) $39,621,000 were generated in or after 2018 and can be carried forward indefinitely but will only be able to offset up to 80% of taxable income in any given year. Future tax benefits for these net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. To the extent that the Company will not realize a future tax benefit, a valuation allowance is established.

At this time, the Company is unable to determine if it will be able to benefit from its deferred tax asset. There are limitations on the utilization of net operating loss carryforwards, including a requirement that losses be offset against future taxable income, if any. In addition, utilization of the U.S. federal and state NOL carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. Accordingly, our net deferred tax asset was zero as of December 31, 2024 and 2023 as the Company established a full valuation allowance of $19,090,000 and $19,544,000, respectively.

Significant components of our deferred tax assets and liabilities as of December 31, 2024 and 2023 consist of the following:

| (in thousands) | December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Deferred tax assets: | | |
| Bad debt expense | $ 133 | $ 130 |
| Accrued compensation expense | 5 | 19 |
| Deferred revenue and costs | 195 | 2 |
| Capitalized research and development costs | 3,247 | 2,756 |
| Stock-based compensation | 1,799 | 2,598 |
| Transaction costs | 98 | — |
| Operating lease liability | 108 | 192 |
| State NOL carryforwards | 2,942 | 2,630 |
| Federal NOL carryforwards | 11,310 | 12,200 |
| State tax credit carryforwards | 71 | 71 |
| Federal tax credit carryforwards | 57 | 57 |
| Total Deferred Tax Assets | 19,965 | 20,655 |
| Valuation allowance | (19,090) | (19,544) |
| Net deferred tax assets | 875 | 1,111 |
| Deferred tax liabilities: | | |
| Property and equipment | (416) | (439) |
| Intangible assets | (359) | (512) |
| Right of use assets | (100) | (160) |
| Total deferred tax liabilities | (875) | (1,111) |
| Net deferred tax asset (liability) | $ — | $ — |

The Company is subject to U.S. federal income tax as well as income taxes in multiple state and local jurisdictions. The Company has concluded all U.S. federal tax matters for years through December 31, 2020. All material state and local income tax matters have been concluded for years through December 31, 2019. The Company is no longer subject to IRS examination for the tax years ended on or before December 31, 2020; however, carryforward losses that were generated through the tax year ended December 31, 2020 may still be adjusted by the IRS if they are used in a future period. The Company had no reserve for uncertain tax positions as of December 31, 2024 and 2023.

## NOTE 10 — SEGMENT INFORMATION

The Company has a single reportable segment focused around sale of similar products and related services. This reportable segment derives revenues from customers by selling subscriptions for our digital accessibility platform delivering website accessibility compliance and providing services related to digital accessibility.

The Company's chief operating decision-maker (the "CODM"), who is the chief executive officer, assesses performance for the reportable segment and decides how to allocate resources using net income as the primary measure of profitability. The CODM is not regularly provided with specific segment expenses, but focuses on revenue, gross margin, and net income. Expense information, including cost of sales can be easily computed from the provided information. These segment measures of profitability are shown in the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total assets.

## NOTE 11 — SUBSEQUENT EVENTS

We have evaluated subsequent events occurring after December 31, 2024 and based on our evaluation we did not identify any events that would have required recognition or disclosure in these consolidated financial statements.